SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司



21 September 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
2006
WASH. D.C.
SECTION

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the 2006 Interim Report of our Company for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

E\cw\sa\2006 interim\ltr-sx.doc.6



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Interim Report 2006

stock code: 69

The Directors of Shangri-La Asia Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2006. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors is set out on page 3.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2006 increased to US$82.0 million (US3.241 cents per share) from US$60.6 million (US2.514 cents per share) in the same period last year.

The consolidated net asset value (total equity) increased to US$2,761.3 million (US$1.09 per share) as at 30 June 2006 from US$2,630.2 million (US$1.04 per share) as at 31 December 2005 and the Group's net borrowings (total of bank loans, overdrafts and convertible bonds less cash and cash equivalents) to total equity ratio increased to 40.9% as at 30 June 2006 from 33.0% as at 31 December 2005.

The Directors have declared an interim dividend of **HK13 cents** per share for 2006 (2005: HK10 cents per share) payable on Wednesday, 11 October 2006, to shareholders whose names appear on the Registers of Members of the Company on Friday, 29 September 2006.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report of the Company set out on pages 4 to 25.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited requires the preparation of consolidated condensed interim financial statements to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on this interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 1 September 2006

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

	Note	As at 30 June 2006 Unaudited	As at 31 December 2005 Audited
ASSETS			
Non-current assets			
Property, plant and equipment	4	**2,405,152**	2,155,403
Investment properties	4	**323,802**	353,159
Leasehold land and land use rights	4	**380,061**	375,143
Intangible assets	4	**86,358**	86,692
Interest in associates		**855,462**	790,466
Deferred income tax assets		**4,795**	5,179
Available-for-sale financial assets	5	**3,562**	1,422
Derivative financial instruments	13	**18,896**	–
Other receivables	6	**3,761**	3,522
		4,081,849	3,770,986
Current assets			
Inventories		**20,899**	20,711
Accounts receivables, prepayments and deposits	7	**188,725**	131,162
Due from associates		**30,826**	26,364
Financial assets held for trading	8	**39,033**	37,770
Cash and cash equivalents		**324,255**	276,074
		603,738	492,081
Total assets		**4,685,587**	4,263,067
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	9	**1,190,781**	1,181,117
Other reserves	10	**995,263**	940,569
Retained earnings			
– Proposed interim/final dividend	22	**42,569**	32,639
– Others		**266,098**	226,712
		2,494,711	2,381,037
Minority interests		**266,584**	249,177
Total equity		**2,761,295**	2,630,214

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET *(Continued)*

(All amounts in US dollar thousands)

	Note	As at 30 June 2006 Unaudited	As at 31 December 2005 Audited
LIABILITIES			
Non-current liabilities			
Bank loans	*11*	**847,317**	931,209
Convertible bonds	*12*	**56,370**	59,166
Derivative financial instruments	*13*	**–**	1,299
Due to minority shareholders	*14*	**17,890**	20,539
Deferred income tax liabilities		**206,324**	202,225
		1,127,901	1,214,438
Current liabilities			
Accounts payable and accruals	*15*	**211,198**	231,796
Due to minority shareholders	*14*	**14,267**	18,557
Current income tax liabilities		**21,383**	15,186
Bank loans and overdrafts	*11*	**549,495**	152,644
Derivative financial instruments	*13*	**48**	232
		796,391	418,415
Total liabilities		**1,924,292**	1,632,853
Total equity and liabilities		**4,685,587**	4,263,067
Net current (liabilities)/assets		**(192,653)**	73,666
Total assets less current liabilities		**3,889,196**	3,844,652

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

	Note	Six months ended 30 June 2006 Unaudited	Six months ended 30 June 2005 Unaudited
Sales	3	**469,976**	388,711
Cost of goods sold	16	**(183,136)**	(153,626)
Gross profit		**286,840**	235,085
Other gains – net	17	**32,102**	3,006
Marketing costs	16	**(17,230)**	(15,933)
Administrative expenses	16	**(38,545)**	(32,169)
Other operating expenses	16	**(142,722)**	(114,311)
Operating profit		**120,445**	75,678
Finance costs	18	**(15,383)**	(14,381)
Share of profit of associates	19	**11,408**	22,849
Profit before income tax		**116,470**	84,146
Income tax expense	20	**(27,083)**	(17,669)
Profit for the period		**89,387**	66,477
Attributable to:			
Equity holders of the Company		**82,006**	60,553
Minority interests		**7,381**	5,924
		89,387	66,477
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
– basic	21	**3.241**	2.514
– diluted	21	**3.237**	2.510
Dividends	22	**42,569**	32,381

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

		Unaudited				
		Attributable to equity holders of the Company				
	Note	Share capital	Other reserves	Retained earnings	Minority interests	Total
Balance at 1 January 2005		1,029,599	948,550	171,851	187,719	2,337,719
Currency translation differences		–	(23,649)	–	(2,592)	(26,241)
Net expenses recognised directly in equity		–	(23,649)	–	(2,592)	(26,241)
Profit for the period		–	–	60,553	5,924	66,477
Total recognised income/(expenses) for the six months ended 30 June 2005		–	(23,649)	60,553	3,332	40,236
Issue of shares upon conversion of convertible bonds – equity component	9	39,496	(3,798)	–	–	35,698
Exercise of share options – allotment of shares	9	4,371	–	–	–	4,371
Granting of option shares – value of employee service		–	868	–	–	868
Payment of 2004 final dividend		–	–	(30,878)	–	(30,878)
Dividend paid to and equity acquired from minority interests		–	–	–	(8,209)	(8,209)
		43,867	(2,930)	(30,878)	(8,209)	1,850
Balance at 30 June 2005		1,073,466	921,971	201,526	182,842	2,379,805
Balance at 1 January 2006		1,181,117	940,569	259,351	249,177	2,630,214
Currency translation differences		–	53,628	–	7,963	61,591
Net income recognised directly in equity		–	53,628	–	7,963	61,591
Profit for the period		–	–	82,006	7,381	89,387
Total recognised income for the six months ended 30 June 2006		–	53,628	82,006	15,344	150,978
Issue of shares upon conversion of convertible bonds – equity component	9	3,944	(439)	–	–	3,505
Exercise of share options – allotment of shares	9	5,201	–	–	–	5,201
Exercise of share options – transfer from option reserve to share premium	9	519	(519)	–	–	–
Granting of option shares – value of employee service		–	2,024	–	–	2,024
Payment of 2005 final dividend		–	–	(32,690)	–	(32,690)
Dividend paid to and equity acquired from minority interests		–	–	–	(7,475)	(7,475)
Equity injection from minority interests		–	–	–	9,656	9,656
Net change in equity loan due to minority interests		–	–	–	(118)	(118)
		9,664	1,066	(32,690)	2,063	(19,897)
Balance at 30 June 2006		**1,190,781**	**995,263**	**308,667**	**266,584**	**2,761,295**

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

(All amounts in US dollar thousands)

	Six months ended 30 June	
	2006	2005
	Unaudited	Unaudited
Cash flow from operating activities:	**82,156**	58,412
Cash flows from investing activities:		
– purchases of property, plant and equipment; investment properties and land use rights	**(269,592)**	(122,460)
– proceeds on disposal of property, plant and equipment	**760**	591
– acquisition of additional interest in a subsidiary	**(2,520)**	–
– proceeds from disposal of interest in an associate	**–**	14,341
– other investing cash flow – net	**(44,029)**	10,160
Net cash used in investing activities – net	**(315,381)**	(97,368)
Cash flows from financing activities:		
– dividend paid	**(41,579)**	(37,134)
– net increase in borrowings	**318,873**	104,844
– other finance cash flows - net	**12,186**	4,371
Cash flows from financing activities – net	**289,480**	72,081
Net increase in cash and cash equivalents and bank overdrafts	**56,255**	33,125
Cash and cash equivalents and bank overdrafts at 1 January	**266,985**	186,727
Cash and cash equivalents and bank overdrafts at 30 June	**323,240**	219,852
Analysis of balances of cash and cash equivalents and bank overdrafts		
Cash at bank and in hand	**122,488**	104,804
Short-term bank deposits	**201,767**	115,326
Cash and cash equivalents	**324,255**	220,130
Bank overdrafts	**(1,015)**	(278)
	323,240	219,852

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. GENERAL INFORMATION

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on Singapore Exchange Securities Trading Limited.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2006 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim financial statements should be read in conjunction with the 2005 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 with addition of the following amendments to standards and interpretation which are relevant to the Group's operation and are mandatory for financial year ending 31 December 2006:

HKAS 21 Amendment	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKAS 39 Amendments	Transition and Initial Recognition of Financial Assets and Financial Liabilities Cash Flow Hedge Accounting of Forecast Intragroup Transactions The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HKFRS – Int 4	Determining whether an arrangement contains a Lease

These amendments to standards and interpretation had no material effect on the Group's accounting policies.

The following new standard, amendment to standard and interpretations are relevant to the operation but are not effective for 2006 and have not been early adopted:

HKFRS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives

The Group believes that the adoption of the above new standard, amendment to standard and interpretations will not result in substantial changes to the Group's accounting policies except that there will be additional disclosures required by HKFRS 1 Amendment and HKFRS 7.

3. SEGMENT INFORMATION

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation – ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

3. SEGMENT INFORMATION *(Continued)*

Primary reporting format – geographical segments

Segment income statement
For the six months ended 30 June 2006 *(US$ million)*

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	102.4	153.6	58.3	66.0	27.4	41.3	21.0	-	470.0
Inter-segment sales	3.6	8.5	3.7	1.7	1.3	1.2	0.5	(20.5)	-
Total	106.0	162.1	62.0	67.7	28.7	42.5	21.5	(20.5)	470.0
Result									
Segment results	10.1	33.8	12.2	19.4	10.6	8.4	4.5	-	99.0
Interest income									4.2
Dividend income									0.5
Net realised and unrealised gains on financial assets held for trading									8.1
Fair value gains on derivative financial instruments – interest-rate swap contracts									19.5
Unallocated corporate expenses									(10.5)
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									120.5
Finance costs									(15.4)
Share of profit of associates	-	9.8	-	0.7	-	0.9	-	-	11.4
Profit before income tax									116.5
Depreciation of property, plant and equipment	(6.6)	(24.6)	(9.1)	(6.4)	(4.0)	(4.5)	(1.5)	-	(56.7)
Amortisation of leasehold land and land use rights	(1.0)	(2.8)	-	(0.1)	-	(0.1)	(0.1)	-	(4.1)
Capital expenditures, excluding intangible assets	2.9	107.8	13.2	6.8	5.9	8.8	130.1	-	275.5

Segment balance sheet
As at 30 June 2006 *(US$ million)*

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	280.0	1,483.8	421.7	643.6	178.0	353.3	252.3	(15.9)	3,596.8
Interest in associates	-	729.3	-	66.3	-	25.2	34.7	-	855.5
Unallocated assets									147.0
Intangible assets									86.3
Total assets									4,685.6
Segment liabilities	(50.4)	(91.9)	(25.8)	(19.3)	(11.6)	(16.6)	(17.2)	15.9	(216.9)
Unallocated liabilities									(1,707.4)
Total liabilities									(1,924.3)

3. **SEGMENT INFORMATION** *(Continued)*

Primary reporting format – geographical segments *(Continued)*

Segment income statement
For the six months ended 30 June 2005 *(US$ million)*

	The People's Republic of China Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	86.7	116.0	51.2	56.6	24.1	34.8	19.3	–	388.7
Inter-segment sales	2.6	4.8	3.0	1.5	1.1	1.0	0.4	(14.4)	–
Total	89.3	120.8	54.2	58.1	25.2	35.8	19.7	(14.4)	388.7
Result									
Segment results	12.1	21.2	9.1	14.8	8.7	6.3	5.9	–	78.1
Interest income									1.8
Dividend income									0.7
Net realised and unrealised gains on financial assets held for trading									2.1
Fair value gains on derivative financial instruments – interest-rate swap contracts									0.6
Unallocated corporate expenses									(4.7)
Loss on disposal of interest in associates									(2.9)
Operating profit									75.7
Finance costs									(14.4)
Share of profit of associates	–	20.7	–	0.8	–	0.7	0.6	–	22.8
Profit before income tax									84.1
Depreciation of property, plant and equipment	(6.1)	(19.3)	(8.3)	(6.5)	(3.8)	(4.2)	(1.2)	–	(49.4)
Amortisation of leasehold land and land use rights	(0.9)	(2.5)	–	–	–	(0.1)	(0.2)	–	(3.7)
Capital expenditures, excluding intangible assets	9.2	86.5	15.2	1.1	2.1	4.6	7.0	–	125.7

Segment balance sheet
As at 31 December 2005 *(US$ million)*

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
Interest in associates	–	669.7	–	62.7	–	23.3	34.8	–	790.5
Unallocated assets									83.3
Intangible assets									86.7
Total assets									4,263.1
Segment liabilities	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
Unallocated liabilities									(1,400.0)
Total liabilities									(1,632.9)

3. SEGMENT INFORMATION *(Continued)*

Secondary reporting format – business segments
For the six months ended/as at 30 June 2006 *(US$ million)*

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	243.5			
– Food and beverage sales	173.9			
– Renderings of ancillary services	33.6			
	451.0	92.9	3,139.8	273.9
Hotel management	29.8	2.6	44.2	0.1
Property rentals	9.7	3.5	428.7	1.5
Elimination	(20.5)	–	(15.9)	–
	470.0	99.0	3,596.8	275.5
Interest in associates			855.5	–
Unallocated assets			147.0	–
Intangible assets			86.3	–
Total			4,685.6	275.5

For the six months ended 30 June 2005 *(US$ million)*

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	199.1			
– Food and beverage sales	145.2			
– Renderings of ancillary services	27.8			
	372.1	70.5		124.9
Hotel management	22.1	4.6		0.7
Property rentals	8.9	3.0		0.1
Elimination	(14.4)	–		–
	388.7	78.1		125.7
Interest in associates				–
Unallocated assets				–
Intangible assets				–
Total				125.7

As at 31 December 2005 *(US$ million)*

	Total assets
Hotel operation	2,861.2
Hotel management	38.9
Property rentals	418.8
Elimination	(16.3)
	3,302.6
Interest in associates	790.5
Unallocated assets	83.3
Intangible assets	86.7
Total	4,263.1

4. CAPITAL EXPENDITURE

	Investment properties	Property, plant & equipment	Leasehold land and land use rights	Intangible assets
Opening net book amount as at 1 January 2006	353,159	2,155,403	375,143	86,692
Additions	1,638	268,830	5,006	958
Exchange differences	12,717	44,876	4,044	–
Disposals/goodwill impairment	(44)	(7,182)	–	(1,026)
Reclassified as deposit	(43,668)	–	–	–
Depreciation/amortisation charge *(Note 16)*	–	(56,775)	(4,132)	(266)
Closing net book amount as at 30 June 2006	**323,802**	**2,405,152**	**380,061**	**86,358**
Opening net book amount as at 1 January 2005 (including opening adjustment)	407,291	1,986,414	379,516	75,424
Additions	68	122,495	3,099	367
Exchange differences	(5,776)	(19,281)	–	–
Disposals	(72)	(2,512)	–	–
Depreciation/amortisation charge *(Note 16)*	–	(49,506)	(3,706)	–
Closing net book amount as at 30 June 2005	401,511	2,037,610	378,909	75,791

5. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at	
	30 June 2006	31 December 2005
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**(78)**	(175)
– Provision for impairment losses	**(319)**	(319)
	1,519	1,422
Club debentures	**2,043**	–
	3,562	1,422

6. OTHER RECEIVABLES

	As at	
	30 June 2006	31 December 2005
Loans to a managed hotel *(note (a))*	**3,761**	3,522

Note:

(a) The loans were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by year 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent US$1,542,000) which is interest bearing at LIBOR plus 1% per annum.

The effective interest rate applied to calculate the fair value on the interest free portion is 5.74% per annum.

7. ACCOUNTS RECEIVABLES, PREPAYMENTS AND DEPOSITS

	As at	
	30 June 2006	31 December 2005
Trade receivables	**47,631**	43,294
Prepayments and deposits	**106,995**	30,579
Account receivables	**34,099**	17,801
Consideration receivables from disposal of partial interest in a subsidiary	**–**	39,488
	188,725	131,162

(a) The fair value of the trade and other receivables are not materially different from their carrying value.

(b) The majority of the Group's sales are by credit cards or with deposit payment. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	As at	
	30 June 2006	31 December 2005
0 – 3 months	**44,822**	40,755
4 – 6 months	**1,544**	1,495
Over 6 months	**1,265**	1,044
	47,631	43,294

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

8. FINANCIAL ASSETS HELD FOR TRADING

	As at	
	30 June 2006	31 December 2005
Equity securities, at market value		
Shares listed in Hong Kong	**37,177**	35,829
Shares listed outside Hong Kong	**1,856**	1,941
	39,033	37,770

Equity securities listed in Hong Kong included 11,805,055 (31 December 2005: 11,805,055) ordinary shares in the Company ("such SA shares") with a carrying value of US$22,620,000 (31 December 2005: US$19,726,000) held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such SA shares, representing approximately 0.5% (31 December 2005: 0.5%) of the issued share capital of the Company as at 30 June 2006, were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to independent parties. In view of the temporary nature of this holding in such SA shares, they have been classified as financial assets held for trading.

9. SHARE CAPITAL

	Number of shares ('000)	Amount: Ordinary shares	Amount: Share premium	Amount: Total
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2005 and 30 June 2006	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2006	2,527,439	326,377	854,740	1,181,117
Exercise of share options				
– allotment of shares *(note (a))*	4,336	560	4,641	5,201
– transfer from option reserve	–	–	519	519
Issue of shares upon conversion of convertible bonds *(note (b))*	3,078	397	3,547	3,944
At 30 June 2006	**2,534,853**	**327,334**	**863,447**	**1,190,781**
At 1 January 2005	2,404,292	310,588	719,011	1,029,599
Exercise of share options – allotment of shares	4,500	577	3,794	4,371
Issue of shares upon conversion of convertible bonds	31,911	4,091	35,405	39,496
At 30 June 2005	2,440,703	315,256	758,210	1,073,466
Exercise of share options – allotment of shares	1,429	183	1,337	1,520
Issue of shares upon conversion of convertible bonds	85,307	10,938	95,193	106,131
At 31 December 2005	2,527,439	326,377	854,740	1,181,117

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued: At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	Total consideration
In year 2006						
February	–	–	–	60,000	–	53
May	1,141,099	570,538	600,000	150,000	1,061,000	4,219
June	414,000	60,000	–	–	280,000	929
For the six months ended 30 June 2006	**1,555,099**	**630,538**	**600,000**	**210,000**	**1,341,000**	**5,201**
For the six months ended 30 June 2005	1,339,308	562,082	271,684	2,327,000	–	4,371
For the year ended 31 December 2005	2,153,064	1,027,254	271,684	2,477,000	–	5,891

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$14.64.

9. SHARE CAPITAL *(Continued)*

(b) During the period, the following convertible bonds issued by a wholly owned subsidiary of the Company have been converted by the bond holders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds	Number of new ordinary shares issued
January 2006	1,000	843,243
February 2006	400	337,296
March 2006	1,000	843,243
May 2006	975	822,159
June 2006	275	231,891
	3,650	3,077,832

611,351 ordinary shares were issued subsequent to 30 June 2006 for convertible bonds with face value of US$725,000 converted in June 2006.

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme. Details of these two schemes are stated under the section headed "Share Options" of this report.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2006		For the year ended 31 December 2005	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**10.26**	**29,023,876**	8.00	17,312,433
Granted	**14.60**	**7,080,000**	11.60	18,150,000
Exercised	**9.29**	**(4,336,637)**	7.75	(5,929,002)
Lapsed	**10.93**	**(430,000)**	10.32	(509,555)
At 30 June/31 December	**11.37**	**31,337,239**	10.26	29,023,876

Outstanding option shares at the end of the period have the following expiry dates and exercise prices:

		Number of option shares as at	
Expiry date	**Exercise price in HK$ per option share**	**30 June 2006**	31 December 2005
Executive Option Scheme			
30 April 2008	8.26	**2,131,613**	3,686,712
14 January 2010	8.82	**3,052,362**	3,682,900
14 January 2011	8.18	**894,264**	1,494,264
		6,078,239	8,863,876
New Option Scheme			
28 May 2012	6.81	**2,070,000**	2,340,000
27 April 2015	11.60	**16,109,000**	17,820,000
15 June 2016	14.60	**7,080,000**	–
		25,259,000	20,160,000

9. SHARE CAPITAL *(Continued)*

Share options *(Continued)*

The fair value of each option granted during the six months ended 30 June 2006 determined using the Black-Scholes valuation model was HK$4.69 (year ended 31 December 2005: HK$3.0). The significant inputs into the model were share price of HK$14.65 at the grant date, exercise price shown above, standard deviation of expected share price returns of 33.98%, expected life of options of 5 years, expected dividend yield of 1.74% and annual risk-free interest rate of 4.682%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last two and a half years.

According to the terms of the two option schemes, options on 88,529 shares, 657,141 shares, 67,921 shares, 150,000 shares and 249,000 shares with exercise price per share of HK$8.26, HK$8.82, HK$8.18, HK$6.81 and HK$11.60, respectively have been exercised subsequent to 30 June 2006 and up to the date of this report. Options on 150,000 shares with exercise price per share of HK$11.60 have lapsed subsequent to 30 June 2006 and up to the date of this report.

10. OTHER RESERVES

	Option	Convertible bonds	Capital redemption	Exchange fluctuation	Capital	Other	Contributed surplus	Total
Balance at 1 January 2005	–	20,075	10,666	(74,790)	601,490	1,368	389,741	948,550
Issue of shares upon conversion of convertible bonds – equity component	–	(3,798)	–	–	–	–	–	(3,798)
Granting of option shares	868	–	–	–	–	–	–	868
Currency translation differences	–	–	–	(23,649)	–	–	–	(23,649)
Balance at 30 June 2005	868	16,277	10,666	(98,439)	601,490	1,368	389,741	921,971
Currency translation differences	–	–	–	26,153	–	–	–	26,153
Issue of shares upon conversion of convertible bonds – equity component	–	(10,155)	–	–	–	–	–	(10,155)
Granting of option shares	2,600	–	–	–	–	–	–	2,600
Balance at 31 December 2005 and 1 January 2006	3,468	6,122	10,666	(72,286)	601,490	1,368	389,741	940,569
Currency translation differences	–	–	–	53,628	–	–	–	53,628
Issue of shares upon conversion of convertible bonds – equity component	–	(439)	–	–	–	–	–	(439)
Granting of option shares	2,024	–	–	–	–	–	–	2,024
Exercise of share options – transfer to share premium	(519)	–	–	–	–	–	–	(519)
Balance at 30 June 2006	**4,973**	**5,683**	**10,666**	**(18,658)**	**601,490**	**1,368**	**389,741**	**995,263**

11. BANK LOANS AND OVERDRAFTS

	As at	
	30 June 2006	31 December 2005
Overdrafts – unsecured	**1,015**	9,089
Bank loans – secured *(Note 23)*	**20**	36
Bank loans – unsecured	**1,395,777**	1,074,728
	1,396,812	1,083,853

The maturity of bank loans and overdrafts is as follows:

	As at	
	30 June 2006	31 December 2005
Within 1 year	**549,495**	152,644
Between 1 and 2 years	**24,665**	407,422
Between 2 and 5 years	**822,652**	509,806
Wholly repayable within 5 years	**1,396,812**	1,069,872
Over 5 years	**–**	13,981
	1,396,812	1,083,853

In 2006, the Group refinanced part of the borrowings that fell due between one and five years, by entering into new loan agreements at lower interest cost.

The effective interest rates at the balance sheet date were as follows:

			30 June 2006					31 December 2005		
	HK$	**RMB**	**MYR**	**US$**	**S$**	HK$	RMB	MYR	US$	Thai Baht
Bank overdrafts	**8.25%**	**–**	**6.80%**	**–**	**–**	–	–	6.50%	–	6.75%
Bank borrowings	**4.65%**	**5.58%**	**4.49%**	**5.62%**	**3.96%**	4.49%	5.49%	3.74%	4.7%	–

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	As at	
	30 June 2006	31 December 2005
Hong Kong dollar	**1,056,362**	897,481
Renminbi	**69,183**	47,261
Malaysian Ringgit	**39,808**	36,034
Singapore dollar	**5,349**	–
US dollar	**226,110**	103,031
Thai Baht	**–**	46
	1,396,812	1,083,853

The Group has the following undrawn borrowing facilities:

	As at	
	30 June 2006	31 December 2005
Floating rate		
– expiring within one year	**140,959**	158,711
– expiring beyond one year	**429,411**	482,173
Fixed rate		
– expiring within one year	**5,555**	4,873
– expiring beyond one year	**24,256**	46,679
	600,181	692,436

As at 30 June 2006, an undrawn floating rate borrowing facility of Thai Baht 800 million (31 December 2005: Thai Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$6,452,000 (31 December 2005: US$6,040,000).

12. CONVERTIBLE BONDS

On 15 March 2004, a wholly owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009 (the "Maturity Date"), in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per ordinary share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the Maturity Date.

The fair values of the liability component and the equity conversion component were determined at issuance of the bonds.

The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves *(Note 10)*.

The convertible bonds recognised in the balance sheet is calculated as follows:

	As at	
	30 June 2006	31 December 2005
Face value of convertible bonds issued on 15 March 2004	**200,000**	200,000
Issuing expenses	**(3,185)**	(3,185)
Equity component	**(20,075)**	(20,075)
Liability component on initial recognition at 15 March 2004	**176,740**	176,740
Accumulated interest expense	**15,602**	14,100
Right of conversion exercised by bond holders	**(135,972)**	(131,674)
Liability component	**56,370**	59,166

The face value of the outstanding bonds at 30 June 2006 amounted to US$56,617,000. The carrying value of the liability component is calculated using cash flows discounted at an effective borrowing rate of 5.27% per annum. The fair value of the liability component as at 30 June 2006 amounted to US$54,547,000 and is calculated using cash flows discounted at a rate based on the borrowings rate of 5.53%.

During the period, convertible bonds with face value US$4,375,000 were converted and 3,077,832 ordinary shares of the Company were allotted during the period *(Note 9(b))* while 611,351 ordinary shares were allotted after 30 June 2006.

Subsequent to 30 June 2006 and up to the date of this report, bond holders have served conversion notices and convertible bonds with face value of US$1,325,000 have been converted to 1,117,293 ordinary shares of the Company.

13. DERIVATIVE FINANCIAL INSTRUMENTS

	As at	
Assets/(liabilities)	**30 June 2006**	31 December 2005
Interest-rate swap contracts – non-hedging		
– Current portion	**(48)**	(232)
– Non-current portion	**18,896**	(1,299)
	18,848	(1,531)

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 30 June 2006 were HK$3,984,000,000 and US$100,000,000, respectively (31 December 2005: HK$4,360,000,000 and US$100,000,000 respectively).

At 30 June 2006, the fixed interest rates vary from 4.335% to 5.29% per annum (31 December 2005: 4.335% to 5.29%).

14. DUE TO MINORITY SHAREHOLDERS

(a) Due to minority shareholders (non-current portion) are unsecured and with following terms:

	As at	
	30 June 2006	31 December 2005
HIBOR plus 1.0% per annum and wholly repayable on 30 June 2015	**15,061**	17,719
LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	**660**	651
6.0% per annum and wholly repayable on 31 December 2015	**2,169**	2,169
	17,890	20,539

(b) Due to minority shareholders (current portion) are unsecured and with following terms:

	As at	
	30 June 2006	31 December 2005
HIBOR plus 1.0% per annum and wholly repayable on 30 June 2015	**1,772**	780
Interest free with no fixed repayment terms	**12,495**	17,777
	14,267	18,557

15. ACCOUNTS PAYABLE AND ACCRUALS

	As at	
	30 June 2006	31 December 2005
Trade payables	**32,830**	41,738
Construction cost payable and accrued expenses	**178,368**	190,058
	211,198	231,796

At 30 June 2006, the ageing analysis of the trade payables were as follows:

	As at	
	30 June 2006	31 December 2005
0 – 3 months	**30,029**	39,066
4 – 6 months	**782**	1,195
Over 6 months	**2,019**	1,477
	32,830	41,738

16. EXPENSES BY NATURE

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	For the six months ended	
	30 June 2006	30 June 2005
Depreciation of property, plant and equipment (net of amount capitalised of US$86,000 (2005: US$72,000)) *(Note 4)*	**56,689**	49,434
Amortisation of leasehold land and land use rights *(Note 4)*	**4,132**	3,706
Amortisation of trade mark and licences *(Note 4)*	**266**	–
Employee benefit expenses	**130,166**	102,120
Cost of inventories sold or consumed in operation	**56,880**	48,410
Loss on disposal of property, plant and equipment and investment properties	**227**	323
Discarding of property, plant and equipment due to renovation of hotels	**3,001**	1,744
Impairment loss on properties under development	**2,758**	–
Expenses on share options granted	**2,024**	868

17. OTHER GAINS – NET

	For the six months ended	
	30 June 2006	30 June 2005
Available-for-sale financial assets:		
– impairment losses	**–**	(33)
Gains (realised and unrealised) on financial assets held for trading	**8,059**	2,148
Derivative financial instruments:		
– interest-rate swap contracts: transactions not qualifying as hedges	**19,520**	569
Loss on disposal of associates	**–**	(2,925)
Excess of net assets over the cost of acquisition of additional interest in a subsidiary acquired	**694**	–
Goodwill impairment	**(1,026)**	–
Interest income	**4,188**	1,763
Dividend income	**545**	675
Others	**122**	809
	32,102	3,006

18. FINANCE COSTS

	For the six months ended	
	30 June 2006	30 June 2005
Interest expense:		
– bank loans and overdrafts	**29,410**	12,438
– other borrowings wholly repayable within five years	**736**	246
– convertible bonds wholly repayable within five years	**1,502**	4,786
	31,648	17,470
Less: amount capitalised	**(5,796)**	(3,129)
	25,852	14,341
Net foreign exchange transactions (gains)/losses	**(10,469)**	40
	15,383	14,381

19. SHARE OF PROFIT OF ASSOCIATES

Share of profit in 2006 is stated after the share of loss of US$14,677,000 due to implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate.

20. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	For the six months ended	
	30 June 2006	30 June 2005
Current income tax		
– Hong Kong profits tax	**5,767**	4,256
– Overseas taxation	**19,220**	12,002
Deferred income tax	**2,096**	1,411
	27,083	17,669

Share of associates' taxation for the six months ended 30 June 2006 of US$14,078,000 (2005: US$12,259,000) are included in the income statement as share of profit of associates.

21. EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2006	30 June 2005
Profit attributable to equity holders of the Company	**82,006**	60,553
Weighted average number of ordinary shares in issue *(thousands)*	**2,530,302**	2,408,711
Basic earnings per share *(US cents per share)*	**3.241**	2.514

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2006, all the share options issued under the Executive Option Scheme and share options at exercise price of HK$6.81 and HK$11.60 per option share issued under the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2005, all the share options issued under the Executive Option Scheme and share options at exercise price of HK$6.81 per option share issued under the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2006	30 June 2005
Profit attributable to equity holders of the Company	**82,006**	60,553
Weighted average number of ordinary shares in issue *(thousands)*	**2,530,302**	2,408,711
Adjustments for – share options *(thousands)*	**3,225**	4,123
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,533,527**	2,412,834
Diluted earnings per share *(US cents per share)*	**3.237**	2.510

22. DIVIDENDS

	For the six months ended	
	30 June 2006	30 June 2005
Interim dividend proposed of HK13 cents (2005: HK10 cents) per ordinary share	**42,569**	32,381

Notes:

(a) At a meeting held on 4 April 2006, the directors proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2005, which was paid on 2 June 2006 and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2006.

(b) At a meeting held on 1 September 2006, the directors declared an interim dividend of HK13 cents per ordinary share for the year ending 31 December 2006. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2006.

23. CONTINGENCIES AND CHARGES OVER ASSETS

(a) Contingent liabilities

As at 30 June 2006, contingent liabilities of the Group were as follows:

(i) The Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$20,440,000 (31 December 2005: US$30,385,000).

(ii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$10,000,000 (equivalent to US$7,710,000) (31 December 2005: A$10,000,000).

(b) Charges over assets

As at 30 June 2006, bank loans of a subsidiary amounting to US$20,000 (31 December 2005: US$36,000) were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$82,000 (31 December 2005: US$93,000).

24. COMMITMENTS

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at	
	30 June 2006	31 December 2005
Property, plant and equipment at existing properties		
Contracted but not provided for	**26,307**	28,693
Authorised but not contracted for	**23,558**	36,771
Development projects		
Contracted but not provided for	**355,271**	324,531
Authorised but not contracted for	**1,080,696**	1,502,325
	1,485,832	1,892,320

25. RELATED-PARTY TRANSACTIONS

Kerry Group Limited ("KGL"), which owns approximately 49.83% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 30 June 2006, has significant influence over the Company.

The following transactions were carried out with related parties:

	For the six months ended	
	30 June 2006	30 June 2005
(a) Transactions with subsidiaries of KGL		
Receipt of hotel management and related services and royalty fees	**1,037**	918
Reimbursement of office expenses and payment of administration and related expenses	**573**	357
Payment of office rental, management fee and rates	**159**	169
Purchase of edible oil	**33**	242

	For the six months ended	
	30 June 2006	30 June 2005
(b) Transactions with associates (excluding a subsidiary of KGL included under item (a) above)		
Receipt of hotel management and related services and royalty fees	**4,093**	3,506
Receipt for laundry service	**340**	322

25. RELATED-PARTY TRANSACTIONS *(Continued)*

	As at 30 June 2006	As at 31 December 2005
(c) Financial assistance provided to subsidiaries of KGL		
Balance of loan to associates	**69,064**	53,447
Balance of guarantees executed in favor of banks for securing bank loans/facilities granted to associates	**16,782**	20,440

	As at 30 June 2006	As at 31 December 2005
(d) Financial assistance provided to associates (excluding item (c) above)		
Balance of loan to associates	**41,067**	53,730
Balance of guarantees executed in favor of banks for securing bank loans/facilities granted to an associate	**4,005**	10,886

There are no material changes to the terms of these transactions during the period.

	For the six months ended 30 June 2006	For the six months ended 30 June 2005
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	**1,298**	1,117
Post employment benefits	**59**	40
	1,357	1,157

26. EVENTS AFTER THE BALANCE SHEET DATE

(a) In July 2006, the Company issued 611,351 new ordinary shares to a holder of convertible bonds who has exercised the right of conversion at a conversion price of HK$9.25 per ordinary share before 30 June 2006.

(b) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at a conversion price of HK$9.25 per ordinary share subsequent to 30 June 2006 and up to the date of this report:

Issue date of ordinary shares	Face value of convertible bonds	Number of new ordinary shares issued
July 2006	729	614,721
August 2006	596	502,572
	1,325	1,117,293

(c) The Company issued a total of 1,212,591 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2006 and up to the date of this report.

(d) In July 2006, the Group executed two unsecured bilateral HK dollar loan agreements with two banks at a total amount of HK$450 million. The Group executed another two unsecured bilateral HK dollar loan agreements at a total amount of HK$1,200 million with two banks in August 2006. These loans have a maturity of 5 years and at variable rates of interest at spreads over HIBOR.

(e) In August 2006, the Company executed 2 HIBOR interest-rate swap contracts for an aggregate principal amount of HK$400 million for a period of 7 years at fixed interest rate of 4.63% per annum to reduce its interest rate exposure.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments

(a) Revenues

Hotel Operation

The Group's turnover from operations is derived principally from its hotels. As at 30 June 2006, the Group has equity interest in 36 operating hotels, including the Portman Ritz-Carlton Hotel, Shanghai and the Shangri-La Hotel, Surabaya (in which the Group has only 10% interest). These represented an inventory of 19,129 rooms.

Both weighted average room rates and room yields ("RevPAR") of the Group's hotels increased by 16% while weighted average occupancy remained unchanged at 72%. Correspondingly, the combined food and beverage revenue also increased by 15%.

48% of the Group's hotel rooms inventory is located in Mainland China. Given the continuing growth in domestic travel and international arrivals, the hotels in Mainland China recorded a weighted average increase in RevPAR and room rates of 11% and 16%, respectively, while weighted average occupancy rate decreased marginally by 3 percentage points. Given the general shortage of new five-star hotel rooms inventory in Hong Kong, the weighted average room rate and RevPAR increased by 15% and 19%, respectively. The Group's hotels in other countries also recorded increase in room rates (ranging from 6% to 33%) and RevPAR (ranging from 4% to 40%) save for the resort in Fiji which recorded a decrease in RevPAR by 13% relative to the previous year which was attributable to a reduced inventory supply due to room renovations.

The Group is optimistic that the growth momentum would continue in the second half of the year, supported by a continuing buoyancy in business and leisure travel in all its markets.

The key performance indicators of the Group on a combined basis for the period are as follows:

	2006			2005		
	Weighted Average			Weighted Average		
Country	**Occupancy** *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**80**	**277**	**217**	74	241	182
Mainland China	**68**	**125**	**84**	71	108	75
Singapore	**79**	**150**	**117**	81	121	96
The Philippines	**75**	**121**	**101**	78	107	81
Malaysia	**77**	**80**	**60**	70	70	49
Thailand	**80**	**130**	**101**	77	118	87
Fiji	**71**	**144**	**101**	63	133	116
Indonesia	**52**	**109**	**51**	55	103	49
Myanmar	**51**	**35**	**18**	47	33	15

OPERATIONS REVIEW *(Continued)*

(a) Revenues *(Continued)*

Hotel Operation *(Continued)*

The key performance indicators of the Group on a combined basis for the last 5 years are as follows:

			Full Year		
Weighted average	**2005**	**2004**	**2003**	**2002**	**2001**
Occupancy (%)	73	71	55	63	60
Transient Room Rate (US$)	117	102	90	91	96
RevPAR (US$)	84	73	52	58	57

Notes: (i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

(ii) Performance indicators for hotel in Fiji in 2005 interim have excluded Fiji Mocambo, Nadi which has been disposed by the Group in December 2005.

(iii) The performance of the Shangri-La Hotel, Surabaya in which the Group only has 10% equity interest has not been included in the performance indicators.

Hotel Management

The hotel management arm of the Group, SLIM International Limited and its subsidiaries (the "SLIM Group"), has hotel management and/or technical consultation and project management services contracts in respect of all the Group's hotels with the exception of the Portman Ritz-Carlton Hotel, Shanghai. As at 30 June 2006, it also had hotel management contracts in respect of 11 operating hotels with 3,883 rooms and technical services and hotel management contracts in respect of 18 hotel projects owned by third parties. Aided by the strong growth of the hotels' business, the hotel management arm of the Group recorded a 20% increase in revenues on consolidation after elimination of revenue earned from fellow subsidiaries.

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates. While the yields of the serviced apartments recorded a decrease ranging from 2% in the China World Trade Center in Beijing to 7% in the Beijing Kerry Centre and Shanghai Kerry Centre, office and commercial space in these two cities recorded an increase ranging from 2% for the commercial space in Shanghai Centre to 23% for the office space of the Shanghai Kerry Centre. The yield of the Shangri-La Residences, Dalian increased by 18% with occupancy increasing from 64% to 80%. The yields of the investment properties in other countries in general have also improved.

(b) Consolidated Profits

The consolidated profit attributable to the equity holders of the Company increased to US$82.0 million from US$60.6 million in the same period last year. The financial performance reflected the combined effects of the 21% increase in consolidated turnover and 0.6 percentage point increase in the gross profit ratio, US$19.5 million contribution from gains from non-hedging interest-rate swap contracts (US$0.6 million in the same period last year) and US$14.7 million loss arising from the implementation of the share reform scheme of China World Trade Center Company Limited, a listed subsidiary of an associate of the Group.

OPERATIONS REVIEW *(Continued)*

(c) Consolidated Net Asset Value and Gearing Ratio

The Group's net asset value (total equity) increased from US$2,630.2 million as at 31 December 2005 to US$2,761.3 million due to the issuance of 7,414,469 new shares to holders of share options and convertible bonds who have exercised their rights, translation differences on non-monetary items credited to the exchange fluctuation reserve due to the general appreciation of Asian currencies against the US dollar and the profits recorded during the period. The net borrowings to total equity ratio increased from 33.0% as at 31 December 2005 to 40.9% due to drawdown of bank loans to fund project developments.

The currency mix of the Group's total tangible assets and total liabilities as at 30 June 2006 is as follows:

	Total tangible assets	**Total liabilities**
In Hong Kong dollars	7%	60%
In Renminbi	47%	10%
In Singapore dollars	15%	2%
In Philippine Pesos	9%	6%
In Malaysian Ringgit	8%	3%
In Thai Baht	4%	2%
In Euros	3%	–
In United States dollars	3%	15%
In Fiji dollars	2%	1%
In other currencies	2%	1%
	100%	100%

(d) Financial Indicators of the Group

	For the six months ended	
	30 June 2006	30 June 2005
Annualised Return on Equity [Profit attributable to equity holders of the Company / Average equity attributable to equity holders of the Company] x 2	**6.7%**	5.8%
EBITDA *(US$ million)* [Earning before interest, tax, depreciation, amortisation and non-operating items]	**167.9**	125.8
EBITDA Margin [EBITDA/Sales]	**35.7%**	32.4%

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its borrowing agreements. The analysis of borrowings outstanding as at 30 June 2006 is as follows:

	Maturities of borrowings contracted as at 30 June 2006				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Borrowings					
Convertible bonds	–	–	56.4	–	56.4
Corporate bank loans	490.3	–	630.7	–	1,121.0
Project bank loans and overdrafts	59.2	24.7	191.9	–	275.8
Total	549.5	24.7	879.0	–	1,453.2
Undrawn but committed facilities					
Bank loans and overdrafts	146.5	4.8	448.9	–	600.2

Note: The undrawn but committed facilities balances excluded HK$450 million and HK$1,200 million new five-year facilities contracted in July 2006 and August 2006, respectively.

The currency-mix of the borrowings and cash and cash equivalents as at 30 June 2006 is as follows:

(US$ million)	**Borrowings**	**Cash and cash equivalents**
In Hong Kong dollars	1,056.4	13.6
In Singapore dollars	5.3	4.1
In Malaysian Ringgit	39.8	3.2
In Renminbi	69.2	103.5
In United States dollars	282.5	125.6
In Thai Baht	–	36.2
In Philippine Pesos	–	8.5
In Fiji dollars	–	9.0
In Euros	–	14.6
In other currencies	–	6.0
	1,453.2	324.3

The borrowings in Hong Kong dollars, Malaysian Ringgit and United States dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Cost of Funds and SIBOR/LIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time. As at 30 June 2006, all the borrowings were unsecured except the bank loan of a subsidiary amounting to US$20,000 (31 December 2005: US$36,000) which was secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$82,000 (31 December 2005: US$93,000).

As at 30 June 2006, of the Group's cash and cash equivalents, US$220.5 million (31 December 2005: US$193.4 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Fiji, Myanmar and Republic of Mongolia. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies consistently followed by the Group aim to:

(a) **Minimise interest risk**

This is accomplished in the loan re-financing and loan negotiation process. The Group closely monitors its loan portfolio and compares the interest margin under existing agreements against new offers and borrowing rates under different currencies. In June 2006, the Group has executed a new five-year unsecured dual currencies (HK/US dollar) loan agreement for a total amount of HK$1,000 million at an all-inclusive cost of HIBOR/LIBOR plus 36 basis points per annum. The Group executed further new five-year unsecured HK dollar loan agreements of HK$450 million and HK$1,200 million in July 2006 and August 2006, respectively. The subsidiaries in Mainland China have also executed new five-year unsecured loan agreements for a total amount of US$100 million in June 2006 to re-finance the outstanding loans granted by a wholly owned overseas subsidiary. With the undrawn facilities on hand and these new facilities in place, the Group has adequate funding to re-finance a total of HK$3,800 million (equivalent to US$490.3 million) corporate borrowings maturing within the next nine months and its commitment to on-going development projects.

Subsequent to the period end, the Group's subsidiaries in Mainland China entered into entrusted loan agreements with a local bank under which the surplus cash of certain operating hotels were lent to Pudong Shangri-La, Shanghai to meet its outstanding project cost payments. Under such arrangement, the Group only needs to pay an estimated net cost of 0.41% per annum which is substantially lower than the interest spread between Renminbi deposit rate and borrowing rate.

Following the exercise of the conversion right by some of the convertible bonds holders, the outstanding aggregate principal amount of the zero coupon guaranteed convertible bonds due March 2009 with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment) reduced to US$56.6 million as at 30 June 2006. Subsequent to the period end, convertible bonds with principal amount of US$1.33 million were also converted.

The Group has also sought to reduce its interest rate exposure by entering into interest-rate swap contracts. As at 30 June 2006, the Group had outstanding contracts for an aggregate principal amount of HK$3,984 million at fixed interest rates ranging between 4.335% and 5.29% per annum, and US$100 million at fixed interest rate of 4.7% per annum. The interest cover continues through November 2012. Together with the convertible bonds outstanding, the Group has fixed its interest liability on 51% of its loans outstanding.

(b) **Minimise currency exposure**

The Group has an economic hedge in terms of currency risk to the extent that all of the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenues (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of its hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the continued strengthening of the Renminbi, subsidiaries in Mainland China have, to the extent allowable, contracted new bank loan facilities in US dollars. The Group has also secured new corporate bank loans in dual currencies to provide flexibility to switch the currency based on the relative weakness of either currency.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the risks involved and the cost of obtaining such cover.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The Group continued to gradually dispose its investment portfolio in trading securities. During the period, this disposal for US$6.8 million recorded realised gains of US$1.8 million (both before and after adjustment for minority interests). As at 30 June 2006, the market value of the Group's investment portfolio was US$39.0 million which included an unrealised gain of US$6.2 million before adjustment of minority interests (US$5.4 million after minority interests). The investment portfolio included 11,805,055 ordinary shares in the Company ("such SA shares") with a market value of US$22.6 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group, which is listed on the Stock Exchange of Thailand. Such SA shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to independent parties. The investment portfolio also included 4,273,468 ordinary shares in Kerry Properties Limited ("KPL") with a market value of US$14.6 million as at 30 June 2006.

DEVELOPMENT PROGRAMMES

Construction work at the following properties is progressing satisfactorily:

	Hotel rooms	Serviced apartments	Projected opening
In Mainland China			
Shangri-La Hotel, Beijing (Phase III)	142	–	Early 2007
Shangri-La Pazhou, Guangzhou	710	18	Early 2007
Shangri-La Hotel, Chengdu (and an office tower)	568	26	Early 2007
Shangri-La Hotel, Xian	397	–	Mid 2007
Shangri-La Hotel, Baotou, Inner Mongolia	360	11	Mid 2007
Shangri-La Hotel, Huhhot, Inner Mongolia	375	11	Mid 2007
Shangri-La Futian, Shenzhen	550	60	Late 2007
Shangri-La Hotel, Qingdao (Phase II)	190	13	Late 2007
Shangri-La Hotel, Wenzhou	350	10	Early 2008
Shangri-La Hotel, Ningbo	562	51	Early 2008
Shangri-La Hotel, Manzhouli, Inner Mongolia	200	16	Mid 2008
Shangri-La Hotel, Guilin	418	–	Early 2009
China World Hotel, Beijing (Phase III – Mega Tower)	270	–	End 2009
In other countries			
Shangri-La's Rasa Sayang Resort & Spa, Penang, Malaysia (redevelopment)	304	–	September 2006
Shangri-La Hotel & Spa, Chiangmai, Thailand	280	–	Late 2007
Shangri-La Resort & Spa, Boracay, The Philippines	180	–	Early 2008
Shangri-La Maldives Resort & Spa, Villingili Island	112	–	Early 2008
Office Tower, Ulaanbaatar, Republic of Mongolia	N/A	N/A	End 2008

In June 2004, the independent shareholders of the Company and KPL approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of sites in Jingan District, Shanghai in which the Group and KPL will have an interest up to a maximum of 49% and 51%, respectively. It is intended to develop a high-end composite development consisting of offices, high-end retail and two luxury hotels with a total of 1,100 rooms. As at 30 June 2006, the Group and KPL have completed the joint acquisition of all the parcels of land. Development work will commence in the second half of 2006. The Group's share of the maximum total investment in the entire project is not expected to exceed US$343 million. Phase I of this project is expected to be completed in 2010.

DEVELOPMENT PROGRAMMES *(Continued)*

The architectural planning work for the deluxe, 195-room Shangri-La Hotel, At London Bridge Tower under an operating lease agreement is on-going and scheduled to open in 2011.

In January 2006, the Group acquired the entire interest in the historic palace of Prince Roland Bonaparte at a consideration of EUR92 million. It plans to convert it to a 140-deluxe-guestrooms Shangri-La Hotel, Paris. The architectural and mechanical engineering planning work has commenced. It is expected that the hotel will open for business in early 2009.

Following the approval by the independent shareholders of the Company in February 2006 for the entering into of connected transactions with KPL and Allgreen Properties Limited ("AG") (both connected persons to the Company) relating to the establishment of a joint venture company in Pudong, Shanghai to acquire a piece of prime land for a mixed-use development which is currently intended to comprise an approximately 600-room hotel, offices, serviced suites/serviced apartments, commercial and related ancillary facilities, a joint venture company was formed in which the Group has 23.2% interest. Construction work will commence in the second half of 2006 and is expected to be completed in late 2009. The Group's share of the total investment is not expected to exceed US$136.88 million.

On 30 August 2006, the Group signed an operating lease agreement with Mori Trust Co., Ltd. for the Shangri-La Hotel, Tokyo, marking the Group's Japanese debut. Scheduled to open in early 2009, this hotel will be located in Marunouchi district, beside the Tokyo Station, the capital's only station with railway connections to all points in Japan. The deluxe, 204-room Shangri-La will occupy the top 11 floors of the 37-storey Marunouchi Trust Tower Main Building, presently under construction. The Group's investment for fit-out costs and pre-opening expenses is estimated at US$25 million and will be largely incurred in 2008.

At a special general meeting held on the date of this report, the independent shareholders of the Company approved the connected transactions for entering into the Share Transfer Agreement and the Joint Venture Contract with KPL and AG relating to the joint development of a site at Hedong District, Tianjin in Mainland China into a mixed-use development (including a hotel with approximately 450 rooms, serviced apartments, offices, residential apartments, shopping mall and ancillary facilities). The Group will transfer 49% and 31% equity interests (together with the proportionate shareholders' loans) in an indirect wholly owned subsidiary which holds the project site to KPL and AG at a total consideration of approximately US$45.4 million and US$28.7 million respectively, under the Share Transfer Agreement. The Group's 20% share of the total investment is not expected to exceed RMB1,000 million (approximately US$125 million). The project will be developed in phases. Development work on the first phase is expected to commence in the fourth quarter of 2006 and be completed in late 2009.

MANAGEMENT CONTRACTS

As at 30 June 2006, the Group has 11 management contracts for third-party-owned operating hotels after excluding the hotel in Dingshan, Nanjing the management contract in respect of which was terminated by the Group in January 2006.

The Group signed the following management contracts during the current period:
- Shangri-La Hotel, Abu Dhabi (220 rooms, opening early 2007)
- Shangri-La Hotel, Miami (147 rooms, opening early 2008)
- Shangri-La Hotel, Tainan (339 rooms, opening late 2008)
- Shangri-La Hotel, Las Vegas (400 rooms, opening early 2010)

The 571-room Traders Hotel, Kuala Lumpur and the 390-room Shangri-La Hotel, Suzhou in Mainland China opened for business on 1 July 2006 and 8 July 2006, respectively.

MANAGEMENT CONTRACTS *(Continued)*

As at the date of this report, in addition to the 13 hotels (4,844 rooms) under operation which the Group manages for third party developers/investors, it has contracts on hand for development of 16 new hotels (5,954 rooms). The development projects are located in Abu Dhabi, Doha (Qatar), Vancouver, Chicago, Las Vegas, Miami, Seychelles, Bangalore (India) (3 hotels), Tainan (Taiwan), Macau (2 hotels), Dongguan, Sunny Bay – Sanya, and Urumqi (all in Mainland China).

The Group continues to review proposals it receives for management opportunities worldwide and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

CORPORATE PHILANTHROPY

The Group is committed to supporting the communities in which it operates. A special committee, the Corporate Social Responsibility Committee, comprising senior executives from various divisions at the Group's corporate office seeks to widen the scope of the Group's support of worthy social and environmental causes.

Care for Children ("CFC"), a Beijing-based charity organisation which seeks to provide foster care to destitute children in Mainland China, is the Group's corporate charity partner. The Group supported CFC by leveraging its substantial network, providing financial assistance through guest donation programmes, sponsoring venues for charity events and workshops, etc. The Group has also rolled out the "Dare to Care" fundraising campaign in most of the hotels under which the Chinese "hong baos" ("red packets") are placed in restaurant bill folders and on guestroom turndown trays.

The Company is also a regular donor under the Corporate Contribution Program of The Community Chest of Hong Kong. The Company donated HK$180,000 in March 2006.

ENVIRONMENTAL INITIATIVES AND PRACTICES

The Group, a founding member of the Asia Pacific Hotels Environmental Initiative, has historically been an industry leader in environment-friendly initiatives and practices. In accordance with the Group's Environmental Policy, all Shangri-La and Traders hotels have "Green Programmes" to identify ways to reduce wastage and eradicate practices that could damage the environment.

The Group's commitment to environmental awareness has, to date, resulted in 20 hotel properties receiving certification to ISO 14001, the international Environmental Management System standard. The Group has an extensive list of internally developed environmental "best practices" which hotels not yet certified as ISO 14001 also follow. All properties use an Environmental Management System manual as a guideline. This helps to identify and address the immediate and long-term impact of every hotel's operations on its local environment and ensures on-going compliance with national and international requirements.

In March 2006, the Group donated HK$4 million to The Nature Conservancy, a leading global conservation organisation founded in 1951 by leading scientists in the USA. The Conservancy is now helping the Chinese government to develop a Biodiversity Conservation Blueprint for all of Mainland China – the first comprehensive and systematic assessment of biodiversity and conservation priorities in the nation's history. The Conservation Blueprint will lay a solid scientific and policy foundation for conservation work in Mainland China while helping to train the next generation of Chinese conservation science practitioners.

CORPORATE STRATEGY

The Group is one of the leaders in the hotel market in Asia, especially in Mainland China. The Group has been committed to the Mainland China market since opening its first hotel in Hangzhou in 1984. The Group has every confidence in long-term stability, continued economic growth of the country and that property values will continue to appreciate. Mainland China remains the Group's main focus for business and capital investment. Currently, there are 16 development projects in Mainland China in which the Group has an equity stake. The Group will continue to identify investment opportunities in the country.

Hong Kong remains the Group's second important market, in terms of both revenue and profit contribution. While the Group believes the strong demand from corporate travelers could provide support for further RevPAR growth for luxury hotels, the Group is also looking for investment opportunities to tap the rapidly growing mass tourism market as arrivals from Mainland China under the Individual Travel Scheme continue to increase.

The Group has already participated in a few composite developments in conjunction with KPL and/or AG. Both KPL and AG are significant property groups and have experience and expertise in developing and managing large scale high-end, mixed-use property projects. Taking into account the investment commitments and with a view to benefiting from synergies inherent in such developments, the Group considers that this mode of partnership may be adopted for large scale, high-end, mixed-use property projects in future, where appropriate.

Having achieved market leadership in Asia with unique awareness and perception of quality for its brand, the Group's strategic plan envisages the expansion of the Shangri-La brand globally through the operation of hotels in key gateway cities and resort destinations around the world, preferably through management agreements and depending on individual circumstance, through equity investments.

PROSPECTS

The performance in the first half of this year has been very encouraging. Despite the price of crude oil and correspondingly its derivatives e.g. jet fuel having increased tremendously, thus far it has not dampened travel volumes either regionally or globally. The pricing momentum remains very strong. The Group expects to maintain the RevPAR growth through the rest of the year. The Group recorded the best result in its history in 2005. The Group is optimistic that the full year results this year will show further improvement, barring any unforeseen circumstances.

HUMAN RESOURCES

As at 30 June 2006, the Company and its subsidiaries had approximately 19,100 employees. The headcount of all the Group's managed hotels totalled 29,400. Salaries and benefits including provident fund, insurance and medical cover, housing and share option schemes are maintained at competitive levels and bonuses are awarded based on individual performance as well as the financial performance of business units. The Board's Remuneration Committee reviews matters relating to the compensation and the incentives proposed for senior management and executive Directors.

The Shangri-La Academy in Beijing will continue to accelerate and intensify employee training in keeping with the Group's expansion, especially in Mainland China.

Efforts to develop managerial staff with high potential continue under the Group's three core talent development programs – the Corporate Management Trainee Program, the Corporate Executive Training Program and the Corporate Trainee Program.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2006 which have been granted under the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 3)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2006	Exercise price per option share *HK$*	Exercisable Period
1. Directors											
Mr YE Longfei	15 January 2001	I	339,606	-	-	-	(339,606)	-	-	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	339,606	-	-	-	(260,394)	-	79,212	8.18	15 January 2003 - 14 January 2011
Mr Giovanni ANGELINI	15 January 2000	I	266,505	-	-	-	(266,505)	-	-	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	266,505	-	-	-	(266,505)	-	-	8.82	15 January 2002 - 14 January 2010
2. Continuous Contract Employees	1 May 1998	I	261,252	-	-	-	-	-	261,252	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	261,252	-	-	-	-	-	261,252	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	261,252	-	-	-	-	-	261,252	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	591,157	-	-	-	(58,147)	-	533,010	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	698,045	-	-	-	(39,381)	-	658,664	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	194,062	-	-	-	-	-	194,062	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	194,058	-	-	-	-	-	194,058	8.18	15 January 2003 - 14 January 2011
3. Other Participants	1 May 1998	I	783,758	-	-	-	(483,802)	-	299,956	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	784,040	-	-	-	(484,084)	-	299,956	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	1,335,158	-	-	-	(587,213)	-	747,945	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	930,346	-	-	-	-	-	930,346	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	930,342	-	-	-	-	-	930,342	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	213,467	-	-	-	-	-	213,467	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	213,465	-	-	-	-	-	213,465	8.18	15 January 2003 - 14 January 2011
Total:			8,863,876	-	-	-	(2,785,637)	-	6,078,239		

SHARE OPTIONS *(Continued)*

Details of the outstanding option shares as at 30 June 2006 which have been granted under the share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the period *(Notes 1, 2)*	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 3)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2006	Exercise price per option share *HK$*	Exercisable Period
1. Directors											
Mr KUOK Khoon Loong, Edward	28 April 2005	I	250,000	-	-	-	(80,000)	-	170,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	250,000	-	-	-	-	-	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	100,000	-	-	-	-	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	100,000	-	-	-	-	100,000	14.60	16 June 2008 – 15 June 2016
Mr YE Longfei	29 May 2002	II	150,000	-	-	-	(150,000)	-	-	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	250,000	-	-	-	-	-	250,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	250,000	-	-	-	-	-	250,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	100,000	-	-	-	-	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	100,000	-	-	-	-	100,000	14.60	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI	28 April 2005	I	500,000	-	-	-	-	-	500,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	500,000	-	-	-	-	-	500,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	100,000	-	-	-	-	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	100,000	-	-	-	-	100,000	14.60	16 June 2008 – 15 June 2016
Mr LUI Man Shing	29 May 2002	I	150,000	-	-	-	-	-	150,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	150,000	-	-	-	-	-	150,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	150,000	-	-	-	-	-	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	-	-	-	-	-	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	60,000	-	-	-	-	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	60,000	-	-	-	-	60,000	14.60	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan	29 May 2002	I	60,000	-	-	-	-	-	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	60,000	-	-	-	-	-	60,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	150,000	-	-	-	-	-	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	-	-	-	-	-	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	50,000	-	-	-	-	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	50,000	-	-	-	-	50,000	14.60	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	I	150,000	-	-	-	-	-	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	-	-	-	-	-	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	60,000	-	-	-	-	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	60,000	-	-	-	-	60,000	14.60	16 June 2008 – 15 June 2016
Mr HO Kian Guan	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	30,000	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	30,000	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016
Mr LEE Yong Sun	29 May 2002	I	75,000	-	-	-	-	-	75,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	75,000	-	-	-	-	-	75,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	30,000	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	30,000	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	-	30,000	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	-	30,000	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016

SHARE OPTIONS *(Continued)*

		Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the period *(Notes 1, 2)*	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 3)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2006	Exercise price per option share *HK$*	Exercisable Period
1.	Directors *(Continued)*											
	Mr Alexander	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
	Reid	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
	HAMILTON	16 June 2006	I	-	30,000	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	-	30,000	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016
	Mr TOW Heng	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
	Tan *(Note 4)*	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
	Mr Timothy	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
	David DATTELS	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	-	30,000	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	-	30,000	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016
2.	**Continuous**	29 May 2002	I	619,500	-	-	-	(30,000)	-	589,500	6.81	29 May 2003 – 28 May 2012
	Contract	29 May 2002	II	540,500	-	-	-	(30,000)	-	510,500	6.81	29 May 2004 – 28 May 2012
	Employees	28 April 2005	I	6,440,000	-	-	(75,000)	(1,185,000)	(130,000)	5,050,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	6,440,000	-	-	(125,000)	-	(180,000)	6,135,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	-	2,672,500	-	-	-	-	2,672,500	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	-	2,672,500	-	-	-	-	2,672,500	14.60	16 June 2008 – 15 June 2016
3.	**Other**	29 May 2002	I	245,000	-	-	-	-	(30,000)	215,000	6.81	29 May 2003 – 28 May 2012
	Participants	29 May 2002	II	215,000	-	-	-	-	(30,000)	185,000	6.81	29 May 2004 – 28 May 2012
		28 April 2005	I	570,000	-	75,000	-	(76,000)	(30,000)	539,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	570,000	-	75,000	-	-	(30,000)	615,000	11.60	28 April 2007 – 27 April 2015
		28 April 2005	II	-	-	50,000	-	-	-	50,000	11.60	28 April 2007 – 2 May 2008
		16 June 2006	I	-	247,500	-	-	-	-	247,500	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	-	247,500	-	-	-	-	247,500	14.60	16 June 2008 – 15 June 2016
Total:				20,160,000	7,080,000	200,000	(200,000)	(1,551,000)	(430,000)	25,259,000		

Notes:

1. The closing price per share of the shares trading on The Stock Exchange of Hong Kong Limited on 15 June 2006 (i.e. the business day immediately before the grant on 16 June 2006) was HK$14.

2. Please refer to Note 2 and Note 9 of the condensed consolidated interim financial statements included in this report for the accounting policy adopted for the share options and the fair value of the options.

3. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$14.64.

4. Mr TOW Heng Tan resigned as Director of the Company with effect from 1 July 2006. The options granted to Mr TOW has lapsed following his resignation on 1 July 2006.

5. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

6. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the period and subsequent to 30 June 2006.

7. Options on 150,000 shares were lapsed under the New Option Scheme subsequent to 30 June 2006 and no options were lapsed under the Executive Option Scheme subsequent to 30 June 2006.

8. Options on 813,591 shares were exercised under the Executive Option Scheme and options on 399,000 shares were exercised under the New Option Scheme subsequent to 30 June 2006.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2006, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held					Percentage of Total Issued Share Capital of the Relevant Company as at 30 June 2006
			Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	
(i) The Company	Mr KUOK Khoon Loong, Edward	Ordinary	83,456	–	227,410 *(Note 2)*	–	310,866	0.01%
	Mr YE Longfei	Ordinary	6,000	–	–	–	6,000	0.00%
	Mr Giovanni ANGELINI	Ordinary	100,000	–	–	–	100,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 3)*	108,673 *(Note 4)*	–	452,063	0.02%
	Mr HO Kian Guan	Ordinary	317,475	–	104,205,928 *(Note 5)*	–	104,523,403	4.12%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	104,205,928 *(Note 5)*	–	104,205,928	4.11%
(ii) Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 *(Note 4)*	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.
2. These shares represent the interest of a controlled corporation.
3. These shares were held by the spouse of the relevant Director.
4. These shares were held through a company which is owned as to 50% by Madam KUOK Oon Kwong.
5. 67,600,329 shares were held through companies which are controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,165,848 shares were held through a company which is controlled as to 21.88% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   3,895,710 shares were held through companies which were controlled as to 13.30% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   28,544,041 shares were held through companies which were controlled as to 6.55% and 6.74% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2006, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors were stated in the previous section headed "Share Options" of this report.

Save as mentioned above, as at 30 June 2006, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2006, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long positions in shares of the Company

Name	**Capacity in which Shares were Held**	**Number of Ordinary Shares Held**	**Percentage of Total Issued Share Capital of the Company as at 30 June 2006**
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,263,073,372	49.83%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Beneficial owner Interest of controlled corporations	63,414,628 1,199,658,744	49.83%
Caninco Investments Limited *(Notes 2 and 3)*	Beneficial owner Interest of a controlled corporation	479,424,818 96,330,633	22.71%
Paruni Limited *(Notes 2 and 3)*	Beneficial owner Interest of a controlled corporation	270,596,554 420,665	10.69%
Persons other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	239,302,975	9.44%
Capital Research and Management Company	Investment Manager	127,732,000	5.04%

Notes:

1. Out of KHL's corporate interest in 1,199,658,744 shares, 1,174,194,166 shares were held through its wholly owned subsidiaries, 13,659,523 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly owned subsidiaries as aforementioned) and 11,805,055 shares were held through a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

Save as mentioned above, as at 30 June 2006, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2006.

CORPORATE GOVERNANCE

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board of Directors believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it aligns with generally acceptable practices and standards.

CORPORATE GOVERNANCE *(Continued)*

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the HK Listing Rules, except that the Company has not appointed a chief executive officer since Mr Giovanni ANGELINI is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. It therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board of Directors of the Company, this is a function already performed by Mr KUOK Khoon Loong, Edward as the Chairman of the Board of Directors of the Company. The Board of Directors of the Company considers that this structure will not impair the balance of power and authority between the Board and the Management.

The Board of Directors of the Company meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr ANGELINI, being an Executive Director of the Company, reports to the Board of Directors of the Company on the Group's affairs. The Board of Directors of the Company believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the period under review.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997. The Committee currently comprises three members including the Chairman and two Independent Non-Executive Directors. The Committee acts in accordance with written terms of reference. The current Committee members are Mr KUOK Khoon Loong, Edward, Mr Alexander Reid HAMILTON and Mr WONG Kai Man.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr WONG Kai Man. The Committee reviewed the Group's 2006 interim financial statements before they were tabled for the Board's review and approval.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 27 September 2006, to Friday, 29 September 2006, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 26 September 2006.

On behalf of the Board of Directors



KUOK Khoon Loong, Edward
Chairman

Hong Kong, 1 September 2006

企業管治（續）

期內，本公司已遵守香港上市規則附錄十四所載之企業管治常規守則的守則條文，惟本公司並無委任行政總裁，原因為Giovanni ANGELINI先生自一九九九年至今任香格里拉國際飯店管理有限公司之行政總裁，該公司負責酒店之日常管理，並構成本集團之大部份業務。因此，本公司認為並無必要委任一名行政總裁。就管理本公司董事會之運作而言，該項職能已由本公司董事會主席郭孔錀先生執行。本公司董事會認為，該架構不會損害董事會與管理層間權力及權限之均衡。

本公司董事會會議每年按季度至少召開四次，並在必要時增加次數。本公司執行董事ANGELINI先生於會議上向本公司董事會呈報本集團事務。本公司董事會相信，該架構有助於強勢及貫徹之領導，使本公司能夠快速有效地作出及執行決定。

董事之證券交易

本公司董事會已採納香港上市規則附錄十所載之標準守則，作為本公司董事進行證券交易之守則(「證券交易守則」)。本公司已對所有董事進行特定查詢，彼等確認於期內均已一直遵守證券交易守則所載之規定準則。

薪酬委員會

董事會之薪酬委員會於一九九七年十月十七日成立。該委員會現時由三名成員組成，包括主席及兩名獨立非執行董事。該委員會乃根據書面職權範圍行事。該委員會現有成員為郭孔錀先生、Alexander Reid HAMILTON先生及黃啟民先生。

審核委員會

本公司於一九九八年八月二十五日成立董事會審核委員會。該委員會包括三名非執行董事，其中兩名為獨立非執行董事。該委員會乃根據書面職權範圍行事。該委員會現有成員為Alexander Reid HAMILTON先生、何建源先生及黃啟民先生。該委員會於本集團二零零六年中期財務報表提呈予董事會審批前已審閱該等報表。

股東登記冊

本公司將於二零零六年九月二十七日(星期三)至二零零六年九月二十九日(星期五)(包括首尾兩天)之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件必須最遲於二零零六年九月二十六日(星期二)下午四時前送達本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司辦理登記手續，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

承董事會命

主席
郭孔錀

香港，二零零六年九月一日

本公司股本中之重大權益

於二零零六年六月三十日，根據證券及期貨條例第336條規定而須予存置之登記冊所載，該等人士（董事除外）擁有本公司股份及相關股份之權益及淡倉如下：

於本公司股份之好倉

名稱	持有股份之身份	持有普通股股份數目	於二零零六年六月三十日佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited（「KGL」）	受控法團之權益	1,263,073,372	49.83%
嘉里控股有限公司（「嘉里控股」）*（附註1及2）*	實益擁有人 受控法團之權益	63,414,628 1,199,658,744	49.83%
Caninco Investments Limited *（附註2及3）*	實益擁有人 受控法團之權益	479,424,818 96,330,633	22.71%
Paruni Limited *（附註2及3）*	實益擁有人 受控法團之權益	270,596,554 420,665	10.69%
主要股東以外之人士			
Darmex Holdings Limited *（附註2及3）*	實益擁有人	239,302,975	9.44%
Capital Research and Management Company	投資經理	127,732,000	5.04%

附註：

1. 在嘉里控股持有屬法團權益之1,199,658,744股股份中，其中1,174,194,166股股份透過其全資附屬公司持有，13,659,523股股份透過嘉里控股控制超過三分一投票權之公司（上文所述之該等全資附屬公司除外）持有，而11,805,055股股份則透過本公司擁有73.61%權益之附屬公司泰國Shangri-La Hotel Public Company Limited旗下之一家全資附屬公司持有。
2. 此等公司為KGL之全資附屬公司，而彼等於本公司股份中之權益已包括在KGL所持有之權益內。
3. 此等公司為嘉里控股之全資附屬公司，而彼等於本公司股份中之權益已包括在嘉里控股所持有之權益內。

除上文所述者外，於二零零六年六月三十日，本公司並無獲悉任何已登記於本公司根據證券及期貨條例第336條規定而須予存置之登記冊內之本公司股份及相關股份之任何權益及淡倉。

購回、出售或贖回上市證券

截至二零零六年六月三十日止六個月內，本公司或其任何附屬公司並無購回、出售或贖回本公司之上市證券。

企業管治

本公司一向明白高透明度之企業管治及對股東負責之重要性。董事會相信，股東可從良好之企業管治中獲得最大利益。因此，本公司會繼續檢討其企業管治架構，以確保其符合一般公認慣例及準則。

董事於股份、相關股份及債權證之權益及淡倉

於二零零六年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司須予存置之登記冊所載或根據香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「香港上市規則」)附錄十所載之上市發行人董事進行證券交易的標準守則(「標準守則」)另行向本公司及香港聯交所知會，董事於本公司及其相聯法團(「相聯法團」)(定義見證券及期貨條例第XV部)之股份、相關股份及債權證所擁有之權益及淡倉如下：

(a) 於本公司及相聯法團之股份之好倉

公司名稱	董事姓名	股份類別	持有股份數目 個人權益 *(附註1)*	家屬權益	法團權益	其他權益	總計	於二零零六年六月三十日佔相關公司已發行股本總額之百分比
(i) 本公司	郭孔錀先生	普通股	83,456	–	227,410 *(附註2)*	–	310,866	0.01%
	叶龍蜚先生	普通股	6,000	–	–	–	6,000	0.00%
	Giovanni ANGELINI先生	普通股	100,000	–	–	–	100,000	0.00%
	郭雯光女士	普通股	151,379	192,011 *(附註3)*	108,673 *(附註4)*	–	452,063	0.02%
	何建源先生	普通股	317,475	–	104,205,928 *(附註5)*	–	104,523,403	4.12%
	何建福先生 (何建源先生之替任董事)	普通股	–	–	104,205,928 *(附註5)*	–	104,205,928	4.11%
(ii) 相聯法團								
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	普通股	–	–	10,000 *(附註4)*	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.01%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。
2. 此等股份指一家受控法團之權益。
3. 此等股份由有關董事之配偶持有。
4. 此等股份透過一家由郭雯光女士擁有50%權益之公司持有。
5. 67,600,329股股份透過由何建源先生及何建福先生各自控制33.33%權益之公司持有。

   4,165,848股股份透過一家由何建源先生及何建福先生各自控制21.88%權益之公司持有。

   3,895,710股股份透過由何建源先生及何建福先生分別控制13.30%及7.08%權益之公司持有。

   28,544,041股股份透過由何建源先生及何建福先生分別控制6.55%及6.74%權益之公司持有。

(b) 於本公司及相聯法團之相關股份之好倉

於二零零六年六月三十日，根據行政人員購股權計劃及新購股權計劃授予董事之購股權之詳情載於本報告上文「購股權」一節內。

除上文所述者外，於二零零六年六月三十日，董事概無於本公司或其任何相聯法團之股份、相關股份或債權證中擁有須登記於本公司按證券及期貨條例第352條規定而須存置之登記冊或根據標準守則須另行知會本公司及香港聯交所之任何權益或淡倉。

購股權 *(續)*

		授出日期	批次	於二零零六年一月一日持有之購股權股份數目	期內授出購股權股份數目 *(附註1，2)*	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 *(附註3)*	期內已失效購股權股份數目	於二零零六年六月三十日持有之購股權股份數目	每股購股權股份行使價 *港元*	可行使期間
1.	**董事** *(續)*											
	Alexander	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	Reid	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	HAMILTON	二零零六年六月十六日	I	–	30,000	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	先生	二零零六年六月十六日	II	–	30,000	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
	蘇慶贇先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	(附註4)	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	Timothy David	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	DATTELS	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	先生	二零零六年六月十六日	I	–	30,000	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	–	30,000	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
2.	**連續訂約之僱員**	二零零二年五月二十九日	I	619,500	–	–	–	(30,000)	–	589,500	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	540,500	–	–	–	(30,000)	–	510,500	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	6,440,000	–	–	(75,000)	(1,185,000)	(130,000)	5,050,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	6,440,000	–	–	(125,000)	–	(180,000)	6,135,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	–	2,672,500	–	–	–	–	2,672,500	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	–	2,672,500	–	–	–	–	2,672,500	14.60	二零零八年六月十六日至二零一六年六月十五日
3.	**其他參與者**	二零零二年五月二十九日	I	245,000	–	–	–	–	(30,000)	215,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	215,000	–	–	–	–	(30,000)	185,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	570,000	–	75,000	–	(76,000)	(30,000)	539,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	570,000	–	75,000	–	–	(30,000)	615,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	–	–	50,000	–	–	–	50,000	11.60	二零零七年四月二十八日至二零零八年五月二日
		二零零六年六月十六日	I	–	247,500	–	–	–	–	247,500	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	–	247,500	–	–	–	–	247,500	14.60	二零零八年六月十六日至二零一六年六月十五日
總額：				20,160,000	7,080,000	200,000	(200,000)	(1,551,000)	(430,000)	25,259,000		

附註：

1. 股份於二零零六年六月十五日(即緊接於二零零六年六月十六日授出購股權前一個營業日)在香港聯合交易所有限公司買賣所報之每股收市價為14港元。

2. 有關購股權所採用之會計政策及其公平值，請參閱本報告內之簡明綜合中期財務報表附註2及9。

3. 緊接購股權獲行使日期前之股份加權平均收市價為14.64港元。

4. 蘇慶贇先生由二零零六年七月一日起辭任本公司董事。授予蘇先生之購股權於二零零六年七月一日其辭任後失效。

5. 於二零零二年五月二十四日舉行之本公司股東特別大會上，本公司之股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，因此其後不得根據行政人員購股權計劃再建議授出購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續有效。

6. 期內及於二零零六年六月三十日後，並無根據行政人員購股權計劃及新購股權計劃註銷任何購股權。

7. 於二零零六年六月三十日後，新購股權計劃下有150,000股購股權經已失效，惟行政人員購股權計劃下並無購股權失效。

8. 於二零零六年六月三十日後，行政人員購股權計劃及新購股權計劃下分別有813,591股購股權及399,000股購股權獲行使。

購股權 *(續)*

根據本公司股東於二零零二年五月二十四日採納之購股權計劃（「新購股權計劃」）授出而於二零零六年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零六年一月一日持有之購股權股份數目	期內授出購股權股份數目 *(附註1、2)*	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 *(附註3)*	期內已失效購股權股份數目	於二零零六年六月三十日持有之購股權股份數目	每股購股權股份行使價 *港元*	可行使期間
1. **董事**											
郭孔錀先生	二零零五年四月二十八日	I	250,000	–	–	–	(80,000)	–	170,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	250,000	–	–	–	–	–	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	100,000	–	–	–	–	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	100,000	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
叶龍蜚先生	二零零二年五月二十九日	II	150,000	–	–	–	(150,000)	–	–	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	250,000	–	–	–	–	–	250,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	250,000	–	–	–	–	–	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	100,000	–	–	–	–	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	100,000	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI先生	二零零五年四月二十八日	I	500,000	–	–	–	–	–	500,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	500,000	–	–	–	–	–	500,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	100,000	–	–	–	–	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	100,000	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零二年五月二十九日	I	150,000	–	–	–	–	–	150,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	150,000	–	–	–	–	–	150,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	150,000	–	–	–	–	–	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	–	–	–	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	60,000	–	–	–	–	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	60,000	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
吳士方先生	二零零二年五月二十九日	I	60,000	–	–	–	–	–	60,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	60,000	–	–	–	–	–	60,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	150,000	–	–	–	–	–	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	–	–	–	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	50,000	–	–	–	–	50,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	50,000	–	–	–	–	50,000	14.60	二零零八年六月十六日至二零一六年六月十五日
郭雯光女士	二零零五年四月二十八日	I	150,000	–	–	–	–	–	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	–	–	–	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	60,000	–	–	–	–	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	60,000	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
何建源先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	30,000	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	30,000	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
李鏞新先生	二零零二年五月二十九日	I	75,000	–	–	–	–	–	75,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	75,000	–	–	–	–	–	75,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	30,000	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	30,000	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Roberto V. ONGPIN先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	–	30,000	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	–	30,000	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日

購股權

根據本公司股東於一九九七年十二月十六日採納之行政人員購股權計劃(「行政人員購股權計劃」)授出而於二零零六年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零六年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 (附註3)	期內已失效購股權股份數目	於二零零六年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1. 董事											
叶龍蜚先生	二零零一年一月十五日	I	339,606	–	–	–	(339,606)	–	–	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	339,606	–	–	–	(260,394)	–	79,212	8.18	二零零三年一月十五日至二零一一年一月十四日
Giovanni ANGELINI 先生	二零零零年一月十五日	I	266,505	–	–	–	(266,505)	–	–	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	266,505	–	–	–	(266,505)	–	–	8.82	二零零二年一月十五日至二零一零年一月十四日
2. 連續訂約之僱員	一九九八年五月一日	I	261,252	–	–	–	–	–	261,252	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	261,252	–	–	–	–	–	261,252	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	261,252	–	–	–	–	–	261,252	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	591,157	–	–	–	(58,147)	–	533,010	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	698,045	–	–	–	(39,381)	–	658,664	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	194,062	–	–	–	–	–	194,062	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	194,058	–	–	–	–	–	194,058	8.18	二零零三年一月十五日至二零一一年一月十四日
3. 其他參與者	一九九八年五月一日	I	783,758	–	–	–	(483,802)	–	299,956	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	784,040	–	–	–	(484,084)	–	299,956	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	1,335,158	–	–	–	(587,213)	–	747,945	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	930,346	–	–	–	–	–	930,346	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	930,342	–	–	–	–	–	930,342	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	213,467	–	–	–	–	–	213,467	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	213,465	–	–	–	–	–	213,465	8.18	二零零三年一月十五日至二零一一年一月十四日
總額：			8,863,876	–	–	–	(2,785,637)	–	6,078,239		

企業策略

本集團乃亞洲酒店市場領導者之一，當中尤以中國國內市場最為超著。本集團自一九八四年於杭州開設首家酒店以來一直大力發展中國國內市場。本集團對中國保持長期穩定、經濟持續增長，以及物業將繼續升值均充滿信心。中國國內仍為本集團業務及資本投資之重點所在。目前，本集團擁有股權之中國國內發展項目共16個。本集團將繼續於中國物色投資機遇。

就收入及溢利貢獻而言，香港仍屬本集團第二重要市場。本集團相信，商務旅客之殷切需求可推動豪華酒店之每房收入進一步增長。另外，鑒於中國國內以自由行方式訪港之旅客人數持續增加，本集團亦正物色投資商機，以便打入此快速增長之龐大旅遊業市場。

本集團已聯同嘉里建設及／或AG參與若干綜合發展項目。嘉里建設及AG均為具規模物業集團，擁有發展及管理大型高檔綜合物業項目方面之經驗及專業知識。經考慮投資承擔及鑑於本集團將受惠於該等發展項目之協同效益，本集團認為，日後在適當情況下可採納此合作模式，以發展大型高檔綜合物業項目。

穩奪亞洲市場之領導地位、建立獨有之知名度及奠定其品牌之優質形象後，本集團現時之策略計劃之一項目標是以管理合約（作為優先）或權益投資（個別情況下）方式在世界各地重要城市及主要渡假勝地經營酒店，在全球擴展香格里拉品牌。

展望

今年上半年營運表現令人非常鼓舞。儘管原油及其衍生產品例如飛機燃料價格均大幅增加，區域上或全球之旅遊客量並未減弱。升價動力保持強勁。本集團預期於年內餘下時間可保持每房收入增長。本集團於二零零五年錄得有史以來之最佳成績。除任何未預見到之情況外，本集團對今年全年業績可望進一步增長持樂觀態度。

人力資源

於二零零六年六月三十日，本公司及其附屬公司約有19,100名僱員。本集團所管理之酒店共聘有29,400人。員工薪金及福利包括公積金、保險及醫療保障、房屋及購股權計劃維持於具競爭力之水平，而花紅則按個人表現及業務單位之財務表現派發。董事會之薪酬委員會負責審閱高層管理人員及執行董事之薪酬及獎金建議。

北京香格里拉酒店管理培訓中心將繼續加快及加強僱員培訓，以配合本集團之業務擴展，尤其是中國國內員工之培訓。

本集團三大核心人才發展計劃－企業管理層學員計劃、企業高級管理人員培訓及企業學員計劃繼續為本集團培養高潛質之管理層員工。

管理合約（續）

於本報告日期，除本集團為第三者發展商／投資者管理13間營運中之酒店（4,844間客房）外，本集團亦持有16間新酒店（5,954間客房）之發展合約，而該等發展項目分別位於阿布扎比、多哈（卡塔爾）、溫哥華、芝加哥、拉斯維加斯、邁阿密、塞舌爾、班加羅爾（印度）（三間酒店）、台南（台灣）、澳門（兩間酒店）、東莞、三亞－太陽灣及烏魯木齊（均位於中國國內）。

本集團繼續審閱其所收到在世界各地之管理機會之建議，並擬於各地區／城市訂立其認為符合長遠策略利益之合約。

企業愛心活動

本集團致力於支援本身營運所在地之社區。本集團企業總部多個部門的高級行政人員亦組成特別委員會－企業社會責任委員會，致力擴大本集團對支援各重要社會及環保事項的範圍。

以北京為基地之慈善組織「愛心」，致力為中國國內需救助之兒童提供寄養服務，為本集團的企業慈善夥伴。本集團利用本身龐大的網絡支援「愛心」，並透過客戶捐款計劃向其提供財務資助，以及贊助場地以舉辦慈善活動及工作坊等。本集團亦已於大部份酒店推出「Dare to Care」籌款活動，把中式「紅包」放置於酒店餐廳的賬單夾及客房特備托盤上。

本公司亦定期向香港公益金企業捐款計劃捐款。本公司於二零零六年三月捐款180,000港元。

環保計劃及實踐

本集團為亞太酒店環境計劃之創始成員，一直為環保計劃及實踐之業內先鋒。根據本集團之環保政策，所有香格里拉酒店及商貿飯店均設有「綠色計劃」，以界定可減少浪費之方法及杜絕可能損害環境之做法。

本集團對推動環保之投入已使得迄今有20間酒店取得國際環保管理系統標準ISO 14001之認證。本集團擁有大量內部開發之環保「最佳措施」，尚未獲ISO 14001認證之酒店亦須遵此而行。所有物業均使用環保管理系統守則作為指引。此有助於發現及解決各酒店經營對地方環境帶來之即時及長期影響，並確保持續符合國家及國際規定。

於二零零六年三月，本集團向The Nature Conservancy捐款4,000,000港元。The Nature Conservancy為國際著名環保組織，於一九五一年由美國著名科學家創辦，現時協助中國政府為全中國制訂「生物多樣性保護藍圖」－中國有史以來的首份全面而系統性的生物多樣性及保護優先次序評估。保護藍圖將奠定中國國內堅實的科學及政策基礎，同時有助培訓新一代的中國環保科學家。

發展工程（續）

根據一項經營租賃協議，擁有195間豪華客房之倫敦橋香格里拉大酒店之建築規劃工程經已展開，預計於二零一一年開業。

於二零零六年一月，本集團以92,000,000歐元之代價收購Prince Roland Bonaparte宮殿之全部權益，計劃將其發展成共有140間豪華客房之巴黎香格里拉大酒店。建築及機械工程規劃工程經已展開，預期酒店將於二零零九年初開業。

於二零零六年二月，本公司之獨立股東就於上海浦東成立合營公司以收購一幅優質土地作綜合發展用途，批准與嘉里建設及Allgreen Properties Limited（「AG」）（兩者均為本公司之關連人士）進行關連交易，現時預計該發展項目將包括一間擁有約600間客房之酒店、辦公室、服務式套房／服務式公寓、商業及相關配套設施。一合營公司已成立，本集團並擁有其23.2%權益。建設工程將於二零零六年下半年展開，預期將於二零零九年年底完成。預期本集團估整個項目之總投資額不會超過136,880,000美元。

於二零零六年八月三十日，本集團與Mori Trust Co., Ltd.就東京香格里拉大酒店簽訂一項經營租賃協議，作為本集團踏足日本市場之第一步。該酒店預期將於二零零九年年初開業。該酒店位於東京站旁邊之丸之內區，而東京站為首都東京唯一可接駁通往日本全國各地之鐵路站。擁有204間豪華客房之香格里拉將佔用樓高37層，現時仍在興建中之Marunouchi Trust Tower Main Building最高之11層。本集團在裝修之投資及開業前費用估計為25,000,000美元，大部份將於二零零八年支付。

於本報告日期舉行之股東特別大會上，本公司之獨立股東批准有關與嘉里建設及AG訂立股份轉讓協議及合資合同之關連交易，藉以將位於中國國內天津河東區之地塊共同發展為綜合發展項目，包括一間擁有約450間客房之酒店、服務式公寓、辦公室、住宅公寓、購物商場及相關配套設施。本集團將根據股份轉讓協議分別轉讓於持有項目地塊之間接全資附屬公司之49%及31%股權（連同按比例計算之股東貸款）予嘉里建設及AG，總代價分別約為45,400,000美元及28,700,000美元。預期本集團所佔總投資額之20%將不會超過人民幣1,000,000,000元（約125,000,000美元）。項目發展將分階段進行，預期第一期發展工程將於二零零六年第四季展開，並於二零零九年年底完成。

管理合約

於二零零六年六月三十日，除本集團於二零零六年一月已予終止之南京丁山酒店管理合約後，本集團持有由第三者擁有之11間營運中酒店之酒店管理合約。

本集團於本期間內簽訂之管理合約如下：
- 香格里拉阿布扎比大酒店（220間客房，將於二零零七年初開業）
- 邁阿密香格里拉大酒店（147間客房，將於二零零八年初開業）
- 台南香格里拉大酒店（339間客房，將於二零零八年底開業）
- 拉斯維加斯香格里拉大酒店(400間客房，將於二零一零年初開業)

擁有571間客房之吉隆坡商貿飯店及擁有390間客房位於中國國內之蘇州香格里拉大飯店分別已於二零零六年七月一日及二零零六年七月八日開業。

持作交易用途之金融資產－交易證券

本集團繼續逐步出售其投資組合內之交易證券。期內，出售該等6,800,000美元證券錄得已實現收益1,800,000美元（未計少數股東權益前及計入少數股東權益後均為此數額）。於二零零六年六月三十日，本集團之投資組合市值為39,000,000美元，其中包括未計少數股東權益前之未實現收益6,200,000美元（計入少數股東權益後為5,400,000美元）。投資組合內包括市值為22,600,000美元之11,805,055股本公司普通股股份（「該等香格里拉亞洲股份」），由泰國Shangri-La Hotel Public Company Limited（「SHPCL」）之一家全資附屬公司持有。SHPCL乃本集團其中一家主要附屬公司，在泰國證券交易所上市。該等香格里拉亞洲股份為該SHPCL之全資附屬公司在本公司於一九九九年年底購入其控股權益前持有。本公司已承諾致力促使SHPCL按市場情況出售全部該等香格里拉亞洲股份予獨立人士。投資組合亦包括於二零零六年六月三十日市值為14,600,000美元之4,273,468股嘉里建設有限公司（「嘉里建設」）普通股股份。

發展工程

下列物業之建築工程進展理想：

	酒店 客房數目	服務式 公寓	預計開業
中國國內			
北京香格里拉飯店（第三期）	142	–	二零零七年初
廣州琶洲香格里拉大酒店	710	18	二零零七年初
成都香格里拉大酒店（及辦公室大樓）	568	26	二零零七年初
西安香格里拉大酒店	397	–	二零零七年中
內蒙古包頭香格里拉大酒店	360	11	二零零七年中
內蒙古呼和浩特香格里拉大酒店	375	11	二零零七年中
深圳福田香格里拉大酒店	550	60	二零零七年底
青島香格里拉大飯店（第二期）	190	13	二零零七年底
溫州香格里拉大酒店	350	10	二零零八年初
寧波香格里拉大酒店	562	51	二零零八年初
內蒙古滿州里香格里拉大酒店	200	16	二零零八年中
桂林香格里拉大酒店	418	–	二零零九年初
北京中國大飯店（第三期－Mega Tower）	270	–	二零零九年末
其他國家			
馬來西亞檳城香格里拉沙洋大酒店（再發展）	304	–	二零零六年九月
泰國清邁香格里拉大酒店	280	–	二零零七年底
菲律賓香格里拉長灘島大酒店	180	–	二零零八年初
馬爾代夫Villingili Island香格里拉大酒店	112	–	二零零八年初
蒙古人民共和國烏蘭巴托辦公室大樓	不適用	不適用	二零零八年末

於二零零四年六月，本公司及嘉里建設之獨立股東已在各自之股東特別大會上批准訂立有關共同收購、擁有及發展上海靜安區之地塊（本集團及嘉里建設最多可於其中分別擁有49%及51%權益）之須予披露及關連交易以興建一高檔綜合發展項目包括辦公室、高檔零售商舖及兩間合共提供1,100間客房之豪華酒店。於二零零六年六月三十日，本集團及嘉里建設已完成所有地塊之共同收購。發展工程將於二零零六年下半年展開。預期本集團佔整個項目之最高投資總額不會超過343,000,000美元。該項目之第一期工程預期於二零一零年完成。

庫務政策

本集團一貫遵循之庫務政策旨在：

(a) 盡量減低利息風險

本集團於貸款再融資及貸款商議過程中實行此項政策。本集團密切監控其貸款組合及比較現有協議與新協議之利率差價以及不同貨幣之借款利率。於二零零六年六月，本集團已訂立一項總額為1,000,000,000港元之新五年期無抵押雙重貨幣（港元／美元）貸款協議，其總括成本每年為香港銀行同業拆息／倫敦銀行同業拆息加36個點子。本集團分別於二零零六年七月及二零零六年八月進一步訂立為數450,000,000港元及1,200,000,000港元之新五年期無抵押港元貸款協議，而中國國內之附屬公司亦於二零零六年六月訂立總額為100,000,000美元之新五年期無抵押貸款協議，藉此為一家海外全資附屬公司所授之未償還貸款餘額進行再融資。憑藉本集團手頭持有之信貸及該等新訂信貸，本集團具備充裕資金為將於未來九個月內到期合共3,800,000,000港元（相等於490,300,000美元）之企業借款進行再融資，及作為持續發展項目之承擔。

期結日後，本集團於中國國內之附屬公司與當地一家銀行訂立多項信託貸款協議，據此，若干營運中之酒店之現金盈餘借予上海浦東香格里拉大酒店，以支付其未償還之項目成本費用。根據該項安排，估計本集團僅需支付每年0.41%之成本淨額，遠低於人民幣存款利率與借款利率兩者間之息差。

當部份可換股債券持有人行使換股權後，初步換股價為每股9.25港元（可予調整）並於二零零九年三月到期之本公司零息附擔保可換股債券之未償還本金總額於二零零六年六月三十日減至56,600,000美元。期結日後，本金額1,330,000美元之可換股債券亦已被兌換。

本集團亦已透過訂立利率掉期合約減少其利率風險。截至二零零六年六月三十日，本集團之未平倉合約本金總額為3,984,000,000港元，固定年利率介乎4.335%至5.29%之間，另有本金總額為100,000,000美元之合約，其固定年利率則為4.7%。利息保障期至二零一二年十一月止。加上未兌換之可換股債券，本集團已為其51%之未償還貸款固定其利息負債。

(b) 盡量減低貨幣風險

本集團在貨幣風險方面設有經濟對沖措施，因本集團所有位於香港、中國國內、新加坡及馬來西亞之物業之收入（及大部份相關開支）均以當地貨幣為訂價單位。此外，菲律賓、泰國及印尼之酒店客房絕大部份收入以美元為訂價單位。印尼之收入亦於實現時在可行情況下盡量即時兌換為美元。

本集團嘗試將其貸款組合內各種貨幣與本集團在不同國家之投資及收入之貨幣組合掛鈎。鑑於人民幣表現持續強勁，本集團於中國國內之附屬公司於可行情況下均以美元訂立新銀行信貸合約。本集團亦已簽訂雙重貨幣之新企業銀行貸款以提高靈活性，以便當某一貨幣相對疲弱時，可轉換貸款貨幣單位。

經考慮涉及之貨幣風險及取得有關保障之成本後，本集團認為不適宜透過遠期外匯合約就貨幣風險進行大量對沖。

企業負債及財政狀況

本集團已履行其於借款協議項下之所有契約。於二零零六年六月三十日之未償還借款分析如下：

	於二零零六年六月三十日已訂約之借款之到期日				
	償還期				
(百萬美元)	一年內	第二年	第三年至第五年	五年後	總額
借款					
可換股債券	–	–	56.4	–	56.4
企業銀行貸款	490.3	–	630.7	–	1,121.0
項目銀行貸款及透支	59.2	24.7	191.9	–	275.8
總額	549.5	24.7	879.0	–	1,453.2
未提取但已承諾之信貸					
銀行貸款及透支	146.5	4.8	448.9	–	600.2

附註： 未提取但已承諾之信貸結餘不包括分別於二零零六年七月及二零零六年八月新訂約為數450,000,000港元及1,200,000,000港元之五年期信貸。

於二零零六年六月三十日之借款與現金及現金等價物之貨幣組合如下：

(百萬美元)	借款	現金及現金等價物
港元	1,056.4	13.6
新加坡元	5.3	4.1
馬元	39.8	3.2
人民幣	69.2	103.5
美元	282.5	125.6
泰銖	–	36.2
菲律賓披索	–	8.5
斐濟元	–	9.0
歐元	–	14.6
其他貨幣	–	6.0
	1,453.2	324.3

港元、馬元及美元之借款(不包括可換股債券)利率分別按香港銀行同業拆息、資金成本及新加坡銀行同業拆息／倫敦銀行同業拆息之不同利率加差價計算。人民幣貸款則按中國人民銀行不時頒佈之利率計算。於二零零六年六月三十日，除一家附屬公司之20,000美元(二零零五年十二月三十一日：36,000美元)銀行貸款以其賬面淨值合共82,000美元(二零零五年十二月三十一日：93,000美元)之若干汽車作抵押外，本集團所有借款均無抵押。

於二零零六年六月三十日，本集團現金及現金等價物中之220,500,000美元(二零零五年十二月三十一日：193,400,000美元)乃存置於中國國內、馬來西亞、泰國、菲律賓、斐濟、緬甸及蒙古人民共和國。自該等國家匯出款項須受該等國家政府所頒佈之外匯管制條例及規例所規限。

業務回顧 *(續)*

(c) 綜合資產淨值及資本負債比率

本集團之資產淨值(權益總額)由二零零五年十二月三十一日之2,630,200,000美元增加至2,761,300,000美元，這是由於期內因購股權及可換股債券持有人行使彼等之權利而獲發行7,414,469股新股份、非貨幣項目之匯兌差額因亞洲貨幣兌美元匯價普遍上升而計入外匯變動儲備，以及期內錄得之溢利所致。由於本集團支取銀行貸款作為項目發展之資金，借款淨額與權益總額比率由二零零五年十二月三十一日之33.0%增加至40.9%。

本集團於二零零六年六月三十日之有形資產總額與負債總額之貨幣組合如下：

	有形資產總額	**負債總額**
港元	7%	60%
人民幣	47%	10%
新加坡元	15%	2%
菲律賓披索	9%	6%
馬元	8%	3%
泰銖	4%	2%
歐元	3%	–
美元	3%	15%
斐濟元	2%	1%
其他貨幣	2%	1%
	100%	100%

(d) 本集團之財務指標

	截至六月三十日止六個月	
	二零零六年	二零零五年
年度化權益回報 [本公司權益持有人應佔溢利 / 本公司權益持有人應佔平均權益] x 2	**6.7%**	5.8%
未計利息、稅項、折舊、攤銷及非營運項目前之盈利 *(百萬美元)*	**167.9**	125.8
未計利息、稅項、折舊、攤銷及非營運項目前之邊際盈利 [未計利息、稅項、折舊、攤銷及非營運項目前之盈利／銷售額]	**35.7%**	32.4%

業務回顧(續)

(a) 收入(續)

酒店營運(續)

本集團於過去五年之主要業績指標(按合併基準)如下：

加權平均			全年		
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
入住率(%)	73	71	55	63	60
暫住客房價(美元)	117	102	90	91	96
每房收入(美元)	84	73	52	58	57

附註： (i) 計算在翻新工程中酒店之每房收入時已扣除正進行翻新客房之數目。

(ii) 斐濟酒店於二零零五年中期之業績指標不包括本集團已於二零零五年十二月出售之斐濟馬金堡酒店。

(iii) 本集團僅持有其10%權益之泗水香格里拉大酒店之業績並無計入業績指標。

酒店管理

除上海波特曼麗思卡爾頓酒店外，本集團之酒店管理公司SLIM International Limited及其附屬公司(「SLIM集團」)持有本集團旗下所有酒店之酒店管理及／或技術顧問及項目管理服務合約。於二零零六年六月三十日，SLIM集團亦持有由第三者擁有之11間營運中酒店(有客房3,883間)之酒店管理合約及18個酒店項目之技術顧問及酒店管理合約。受惠於酒店業之強勁增長，於減除源自同系附屬公司之收入後，本集團之酒店管理公司錄得20%之綜合收入增長。

物業租賃

本集團之投資物業主要位於上海及北京，並由聯營公司擁有。服務式公寓之收益率下跌，跌幅介乎位於北京之中國國際貿易中心之2%至北京嘉里中心與上海嘉里中心之7%，而位於該兩個城市之辦公室樓面及商業樓面之收益率則錄得增長，升幅介乎上海商城商業樓面之2%至上海嘉里中心辦公室樓面之23%。大連香格里拉公寓之收益率增加18%，入住率則由64%增至80%。位於其他國家之投資物業之收益率亦普遍有所改善。

(b) 綜合溢利

本公司權益持有人應佔綜合溢利由去年同期之60,600,000美元增至82,000,000美元。此財務表現反映綜合營業額增加21%及毛利率增加0.6個百分點、非對沖利率掉期合約之收益貢獻19,500,000美元(去年同期為600,000美元)，以及本集團之一家聯營公司之上市附屬公司中國國際貿易中心股份有限公司實施股權分置改革方案所產生之14,700,000美元虧損之合併影響。

業務回顧

(業績與去年同期比較)

本集團之業務由三個主要部分組成：

酒店營運 – 擁有及營運酒店

酒店管理 – 為集團擁有之酒店及第三方擁有之酒店提供酒店管理及相關服務

物業租賃 – 擁有及出租辦公室物業、商用物業及服務式公寓

(a) 收入

酒店營運

本集團之業務營業額主要來自酒店。於二零零六年六月三十日，本集團於36間營運中之酒店擁有權益，包括上海波特曼麗思卡爾頓酒店及泗水香格里拉大酒店(本集團僅擁有其中10%權益)。該等酒店合共提供19,129間客房。

本集團酒店之加權平均客房價及客房收入(「每房收入」)均上升16%，惟加權平均入住率則維持於72%不變。合併餐飲收入亦相應上升15%。

本集團48%之酒店客房位於中國國內。由於境內旅遊及國際入境旅客人數持續增長，中國國內酒店於每房收入及房價分別錄得11%及16%之加權平均增長，惟加權平均入住率則輕微下跌3個百分點。鑒於香港新建五星級酒店之客房供應量普遍短缺，故加權平均房價及每房收入分別上升15%及19%。除位於斐濟之渡假酒店去年因客房翻新而導致客房供應量減少，致使錄得每房收入較去年減少13%外，本集團位於其他國家之酒店之房價及每房收入均錄得增長，升幅分別介乎6%至33%及4%至40%。

受本集團各市場之商務及休閒度假旅遊持續看漲所支持，本集團對增長勢頭將於下半年得以持續抱持樂觀態度。

本集團期內之主要業績指標(按合併基準)如下：

	二零零六年			二零零五年		
國家	**入住率 *(%)***	**加權平均暫住客房價 *(美元)***	**每房收入 *(美元)***	入住率 *(%)*	加權平均暫住客房價 *(美元)*	每房收入 *(美元)*
中華人民共和國						
香港	**80**	**277**	**217**	74	241	182
中國國內	**68**	**125**	**84**	71	108	75
新加坡	**79**	**150**	**117**	81	121	96
菲律賓	**75**	**121**	**101**	78	107	81
馬來西亞	**77**	**80**	**60**	70	70	49
泰國	**80**	**130**	**101**	77	118	87
斐濟	**71**	**144**	**101**	63	133	116
印尼	**52**	**109**	**51**	55	103	49
緬甸	**51**	**35**	**18**	47	33	15

25. 有關連人士交易（續）

	於二零零六年六月三十日	於二零零五年十二月三十一日
(c) 向KGL附屬公司提供之財務資助		
給予聯營公司之貸款結餘	**69,064**	53,447
就聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**16,782**	20,440

	於二零零六年六月三十日	於二零零五年十二月三十一日
(d) 向聯營公司提供之財務資助（不包括上列(c)項）		
給予聯營公司之貸款結餘	**41,067**	53,730
就一家聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**4,005**	10,886

期內該等交易之條款並無重大變動。

	截至六月三十日止六個月 二零零六年	二零零五年
(e) 主要管理層補償金		
袍金、薪金及其他短期僱員福利	**1,298**	1,117
僱傭期後之福利	**59**	40
	1,357	1,157

26. 資產負債表結算日後事項

(a) 於二零零六年七月，本公司向於二零零六年六月三十日之前以每股普通股股份9.25港元之換股價行使換股權之可換股債券持有人發行611,351股新普通股股份。

(b) 本公司向於二零零六年六月三十日後至本報告日期止以每股普通股股份9.25港元之換股價行使換股權之可換股債券持有人發行以下新普通股股份：

普通股股份發行日	可換股債券之面值	已發行新普通股股份數目
二零零六年七月	729	614,721
二零零六年八月	596	502,572
	1,325	1,117,293

(c) 本公司向於二零零六年六月三十日後至本報告日期止行使彼等認購本公司股份之權利之購股權持有人發行合共1,212,591股新普通股股份。

(d) 於二零零六年七月，本集團與兩家銀行訂立兩份無抵押雙邊港元貸款協議，總金額為450,000,000港元。於二零零六年八月，本集團與兩家銀行訂立另外兩份無抵押雙邊港元貸款協議，總金額為1,200,000,000港元。此等貸款之期限為五年及按香港銀行同業拆息之不同利率加差價計算。

(e) 於二零零六年八月，本公司訂立兩份香港銀行同業拆息利率掉期合約，本金總額為400,000,000港元，為期七年，年利率固定為4.63%，以減低利率風險。

23. 或然負債及資產抵押

(a) 或然負債

於二零零六年六月三十日，本集團之或然負債如下：

(i) 本集團就若干聯營公司所獲取之銀行信貸與銀行簽訂按比例之擔保。本集團為該等聯營公司所擔保之銀行信貸之已動用數額為20,440,000美元（二零零五年十二月三十一日：30,385,000美元）。

(ii) 本集團就一份管理合約項下酒店之財務表現與該間位於悉尼之酒店之擁有人簽訂表現擔保。有關該擔保項下之責任所涉及之累積金額上限為10,000,000澳元（相等於7,710,000美元）（二零零五年十二月三十一日：10,000,000澳元）。

(b) 資產抵押

於二零零六年六月三十日，一家附屬公司之20,000美元（二零零五年十二月三十一日：36,000美元）銀行貸款乃由該附屬公司賬面淨值合共82,000美元（二零零五年十二月三十一日：93,000美元）之若干汽車作為抵押。

24. 承擔

於資產負債表結算日已承擔惟尚未產生之資本開支如下：

	於 二零零六年 六月三十日	二零零五年 十二月三十一日
現有物業之物業、廠房及設備		
已訂約但未撥備	**26,307**	28,693
已獲授權但未訂約	**23,558**	36,771
發展項目		
已訂約但未撥備	**355,271**	324,531
已獲授權但未訂約	**1,080,696**	1,502,325
	1,485,832	1,892,320

25. 有關連人士交易

Kerry Group Limited（「KGL」）於二零零六年六月三十日根據證券及期貨條例第336條規定而須予存置之登記冊所載擁有大約49.83%本公司已發行普通股股份，並對本公司有重大影響力。

與有關連人士已進行以下交易：

	截至六月三十日止六個月 二零零六年	二零零五年
(a) 與KGL附屬公司之交易		
收取酒店管理與相關服務及專利費用	**1,037**	918
付還辦公室開支及支付行政及相關費用	**573**	357
支付辦公室租金、管理費及差餉	**159**	169
購買食用油	**33**	242

	截至六月三十日止六個月 二零零六年	二零零五年
(b) 與聯營公司之交易（不包括上列(a)項中KGL之一家附屬公司）		
收取酒店管理與相關服務及專利費用	**4,093**	3,506
收取洗衣服務費	**340**	322

21. 每股盈利

基本

每股基本盈利乃根據本公司權益持有人應佔溢利除以期內已發行普通股股份之加權平均數計算。

	截至六月三十日止六個月	
	二零零六年	二零零五年
本公司權益持有人應佔溢利	**82,006**	60,553
已發行普通股股份之加權平均數 *(千股)*	**2,530,302**	2,408,711
每股基本盈利 *(每股美仙)*	**3.241**	2.514

攤薄

計算每股攤薄盈利以調整已發行普通股股份之加權平均數時假設所有攤薄潛在普通股股份已進行轉換。本公司有兩類攤薄潛在普通股股份：可換股債券及購股權。該等可換股債券假設已被轉換為普通股股份而純利則經調整以沖銷利息開支。就購股權而言，已計算根據已發行購股權所附帶認購權之貨幣價值公平值而釐定之應可被購之股份數目，該公平值根據本公司股份之每年平均股份市價釐定。上述計算所得之股份數目之增加額為假設行使購股權而發行之股份數目。

截至二零零六年六月三十日止六個月，所有根據行政人員購股權計劃而發行之購股權及根據新購股權計劃以每股購股權股份行使價為6.81港元及11.60港元而發行之購股權有最大攤薄影響。截至二零零五年六月三十日止六個月，所有根據行政人員購股權計劃而發行之購股權及根據新購股權計劃以每股購股權股份行使價為6.81港元而發行之購股權有最大攤薄影響。

	截至六月三十日止六個月	
	二零零六年	二零零五年
本公司權益持有人應佔溢利	**82,006**	60,553
已發行普通股股份之加權平均數 *(千股)*	**2,530,302**	2,408,711
調整－購股權 *(千股)*	**3,225**	4,123
計算每股攤薄盈利所用之普通股股份加權平均數 *(千股)*	**2,533,527**	2,412,834
每股攤薄盈利 *(每股美仙)*	**3.237**	2.510

22. 股息

	截至六月三十日止六個月	
	二零零六年	二零零五年
擬派中期股息每股普通股股份13港仙（二零零五年：10港仙）	**42,569**	32,381

附註：

(a) 董事於二零零六年四月四日舉行之會議上建議派發截至二零零五年十二月三十一日止年度之末期股息每股普通股股份10港仙已於二零零六年六月二日派付，並已反映為截至二零零六年六月三十日止六個月之保留盈利分派。

(b) 董事於二零零六年九月一日舉行之會議上宣派截至二零零六年十二月三十一日止年度之中期股息每股普通股股份13港仙。該擬派股息未於此財務報表中當作應付股息列賬，惟將反映為截至二零零六年十二月三十一日止年度之保留盈利分派。

17. 其他收益－淨額

	截至六月三十日止六個月	
	二零零六年	二零零五年
可供出售之金融資產：		
－減值虧損	–	(33)
持作交易用途之金融資產之收益（已實現及未實現）	8,059	2,148
衍生金融工具：		
－利率掉期合約：不合資格作對沖之交易	19,520	569
出售聯營公司之虧損	–	(2,925)
收購一家附屬公司額外權益之資產淨值超逾收購成本之差額	694	–
商譽減值	(1,026)	–
利息收入	4,188	1,763
股息收入	545	675
其他	122	809
	32,102	3,006

18. 融資費用

	截至六月三十日止六個月	
	二零零六年	二零零五年
利息開支：		
－銀行貸款及透支	29,410	12,438
－須於五年內悉數償還之其他借款	736	246
－須於五年內悉數償還之可換股債券	1,502	4,786
	31,648	17,470
減：資本化數額	(5,796)	(3,129)
	25,852	14,341
外匯交易（收益）／虧損淨額	(10,469)	40
	15,383	14,381

19. 應佔聯營公司溢利

二零零六年之應佔溢利乃於扣除一家聯營公司所擁有一家於中國國內上市之附屬公司就實施股權分置改革方案而導致應佔虧損14,677,000美元後列賬。

20. 所得税開支

香港利得税乃按期內估計應課税溢利按17.5%（二零零五年：17.5%）税率作出撥備。海外溢利之税項乃按本集團期內經營業務之國家就估計應課税溢利按適用之税率計算。

	截至六月三十日止六個月	
	二零零六年	二零零五年
當期所得税		
－香港利得税	5,767	4,256
－海外税項	19,220	12,002
遞延所得税	2,096	1,411
	27,083	17,669

截至二零零六年六月三十日止六個月應佔聯營公司税項14,078,000美元（二零零五年：12,259,000美元）包括於收益表中應佔聯營公司溢利內。

14. **欠少數股東之款項**

(a) 欠少數股東之款項（非流動部份）為無抵押，並按下列條款償還：

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
香港銀行同業拆息加1.0%之年利率，並須於二零一五年六月三十日悉數償還	**15,061**	17,719
倫敦銀行同業拆息加2.5%之年利率，並須於二零一五年六月三十日悉數償還	**660**	651
年利率6.0%，並須於二零一五年十二月三十一日悉數償還	**2,169**	2,169
	17,890	20,539

(b) 欠少數股東之款項（流動部份）為無抵押，並按下列條款償還：

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
香港銀行同業拆息加1.0%之年利率，並須於二零一五年六月三十日悉數償還	**1,772**	780
免息及無固定還款期	**12,495**	17,777
	14,267	18,557

15. **應付賬項及應計項目**

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
貿易應付款	**32,830**	41,738
應付建造成本及應計開支	**178,368**	190,058
	211,198	231,796

於二零零六年六月三十日，貿易應付款之賬齡分析如下：

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
0 – 3個月	**30,029**	39,066
4 – 6個月	**782**	1,195
6個月以上	**2,019**	1,477
	32,830	41,738

16. **按性質劃分之開支**

包括於銷貨成本、市場推廣費用、行政開支及其他經營開支內之開支分析如下：

	截至六月三十日止六個月 二零零六年	截至六月三十日止六個月 二零零五年
物業、廠房及設備折舊 （扣除已資本化金額86,000美元（二零零五年：72,000美元））*（附註4）*	**56,689**	49,434
租賃土地及土地使用權攤銷 *（附註4）*	**4,132**	3,706
商標及特許權攤銷 *（附註4）*	**266**	–
員工福利開支	**130,166**	102,120
營運中已售或消耗之存貨成本	**56,880**	48,410
出售物業、廠房及設備及投資物業之虧損	**227**	323
因酒店裝修而棄置之物業、廠房及設備	**3,001**	1,744
發展中物業之減值虧損	**2,758**	–
授出購股權開支	**2,024**	868

12. 可換股債券

於二零零四年三月十五日，本公司之一家全資附屬公司以初步換股價每股本公司普通股股份9.25港元(可予調整)發行本金總額200,000,000美元於二零零九年三月到期(「到期日」)之零息附擔保可換股債券。除非之前已贖回、轉換或購買及已註銷，否則該等債券將於到期日按本金額之114.633%贖回。

負債部份及權益轉換部份之公平值於債券發行時釐定。

負債部份之公平值(包括於長期借款中)，根據相同類別之非可換股債券之市場利率計算。餘額反映權益轉換部份之價值，包括於股東權益中之其他儲備內(*附註10*)。

於資產負債表中確認之可換股債券計算方法如下：

	於	
	二零零六年六月三十日	二零零五年十二月三十一日
於二零零四年三月十五日已發行可換股債券之面值	**200,000**	200,000
發行開支	**(3,185)**	(3,185)
權益部份	**(20,075)**	(20,075)
於二零零四年三月十五日初步確認之負債部份	**176,740**	176,740
累積利息開支	**15,602**	14,100
債券持有人已行使之換股權	**(135,972)**	(131,674)
負債部份	**56,370**	59,166

於二零零六年六月三十日尚未轉換之債券之面值為56,617,000美元。負債部份之賬面值以現金流量按年利率5.27%之實際借款利率折算。於二零零六年六月三十日負債部份之公平值為54,547,000美元，以現金流量按5.53%之借款利率折算。

面值4,375,000美元之可換股債券已於期內被轉換，而本公司3,077,832股普通股股份已於期內(*附註9(b)*)配發，而611,351股普通股股份已於二零零六年六月三十日後配發。

於二零零六年六月三十日後及直至本報告日期，債券持有人已遞交轉換通知而面值為1,325,000美元之可換股債券已被轉換為本公司1,117,293股普通股股份。

13. 衍生金融工具

	於	
	二零零六年六月三十日	二零零五年十二月三十一日
資產／(負債)		
利率掉期合約－非對沖		
－流動部份	**(48)**	(232)
－非流動部份	**18,896**	(1,299)
	18,848	(1,531)

於二零零六年六月三十日之香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約之名義本金分別為3,984,000,000港元及100,000,000美元(二零零五年十二月三十一日：分別為4,360,000,000港元及100,000,000美元)。

於二零零六年六月三十日，固定年利率介乎4.335%至5.29%(二零零五年十二月三十一日：4.335%至5.29%)。

11. 銀行貸款及透支

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
透支－無抵押	**1,015**	9,089
銀行貸款－有抵押 *(附註23)*	**20**	36
銀行貸款－無抵押	**1,395,777**	1,074,728
	1,396,812	1,083,853

銀行貸款及透支到期情況如下：

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
一年內	**549,495**	152,644
第一年至第二年間	**24,665**	407,422
第二年至第五年間	**822,652**	509,806
須於五年內悉數償還	**1,396,812**	1,069,872
五年後	**–**	13,981
	1,396,812	1,083,853

於二零零六年，本集團以較低息成本訂立新貸款協議，為第一年至第五年內到期之部份借款再融資。

於資產負債表結算日之實際利率如下：

	二零零六年六月三十日					二零零五年十二月三十一日				
	港元	**人民幣**	**馬元**	**美元**	**新加坡元**	港元	人民幣	馬元	美元	泰銖
銀行透支	**8.25%**	**–**	**6.80%**	**–**	**–**	–	–	6.50%	–	6.75%
銀行借款	**4.65%**	**5.58%**	**4.49%**	**5.62%**	**3.96%**	4.49%	5.49%	3.74%	4.7%	–

銀行貸款及透支之賬面值貼近公平值，其貨幣面額如下：

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
港元	**1,056,362**	897,481
人民幣	**69,183**	47,261
馬元	**39,808**	36,034
新加坡元	**5,349**	–
美元	**226,110**	103,031
泰銖	**–**	46
	1,396,812	1,083,853

本集團有下列尚未提取備用借款：

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
浮息		
－於一年內到期	**140,959**	158,711
－於一年後到期	**429,411**	482,173
定息		
－於一年內到期	**5,555**	4,873
－於一年後到期	**24,256**	46,679
	600,181	692,436

於二零零六年六月三十日，於一年後到期之尚未提取備用浮息借款800,000,000泰銖(二零零五年十二月三十一日：800,000,000泰銖)，由一幅賬面淨值6,452,000美元(二零零五年十二月三十一日：6,040,000美元)之永久業權土地作抵押。

9. 股本 *(續)*

購股權 *(續)*

於截至二零零六年六月三十日止六個月授出之每份購股權之公平值，透過使用Black-Scholes估值模式釐定為4.69港元（截至二零零五年十二月三十一日止年度：3.0港元）。對該模式之主要輸入為於授出日期股份價格14.65港元、上文所示之行使價、預期股份價格回報之標準差33.98%、預期購股權年期5年、預期股息收益率1.74%及無風險年利率4.682%。預期股份價格回報之標準差浮動乃按與過去兩年半相較之每日股份價格統計分析計算得出。

根據兩項購股權計劃之條款，每股行使價為8.26港元、8.82港元、8.18港元、6.81港元及11.60港元可認購88,529股、657,141股、67,921股、150,000股及249,000股股份之購股權已分別於二零零六年六月三十日後至本報告日期止獲行使。每股行使價為11.60港元可認購150,000股股份之購股權已於二零零六年六月三十日後至本報告日期止失效。

10. 其他儲備

	購股權	可換股債券	資本贖回	外匯變動	資本	其他	繳入盈餘	總額
於二零零五年一月一日結餘	–	20,075	10,666	(74,790)	601,490	1,368	389,741	948,550
可換股債券轉換時發行股份								
一權益部份	–	(3,798)	–	–	–	–	–	(3,798)
授出購股權股份	868	–	–	–	–	–	–	868
貨幣匯兑差額	–	–	–	(23,649)	–	–	–	(23,649)
於二零零五年六月三十日結餘	868	16,277	10,666	(98,439)	601,490	1,368	389,741	921,971
貨幣匯兑差額	–	–	–	26,153	–	–	–	26,153
可換股債券轉換時發行股份								
一權益部份	–	(10,155)	–	–	–	–	–	(10,155)
授出購股權股份	2,600	–	–	–	–	–	–	2,600
於二零零五年十二月三十一日及								
二零零六年一月一日結餘	3,468	6,122	10,666	(72,286)	601,490	1,368	389,741	940,569
貨幣匯兑差額	–	–	–	53,628	–	–	–	53,628
可換股債券轉換時發行股份								
一權益部份	–	(439)	–	–	–	–	–	(439)
授出購股權股份	2,024	–	–	–	–	–	–	2,024
行使購股權一轉撥至股份溢價	(519)	–	–	–	–	–	–	(519)
於二零零六年六月三十日結餘	**4,973**	**5,683**	**10,666**	**(18,658)**	**601,490**	**1,368**	**389,741**	**995,263**

9. **股本** *(續)*

(b) 期內，下列由本公司一家全資附屬公司發行之可換股債券已由債券持有人按換股價每股普通股股份9.25港元轉換為本公司普通股股份，並已發行下列普通股股份：

普通股股份發行日	**可換股債券之面值**	**已發行新普通股股份數目**
二零零六年一月	1,000	843,243
二零零六年二月	400	337,296
二零零六年三月	1,000	843,243
二零零六年五月	975	822,159
二零零六年六月	275	231,891
	3,650	3,077,832

面值725,000美元之可換股債券於二零零六年六月被轉換，並就此於二零零六年六月三十日後發行611,351股普通股股份。

購股權

購股權乃授予董事及主要僱員。已授出購股權之行使價乃相等於／高於授出購股權之日股份之收市價。董事及僱員於完成一年服務(歸屬期)時方可享有購股權。購股權自授出日一年後方可行使，購股權之有效合約期為十年。本集團並無法律或推定責任須以現金購回或清償購股權。

本公司設有兩項購股權計劃：行政人員購股權計劃及新購股權計劃。此兩項計劃之詳情載列於本報告「購股權」一節內。

尚未行使之購股權股份數目之變動及其相關加權平均行使價如下：

	截至二零零六年六月三十日止六個月		截至二零零五年十二月三十一日止年度	
	平均每股購股權股份行使價(港元)	**購股權股份數目**	平均每股購股權股份行使價(港元)	購股權股份數目
於一月一日	**10.26**	**29,023,876**	8.00	17,312,433
已授出	**14.60**	**7,080,000**	11.60	18,150,000
已行使	**9.29**	**(4,336,637)**	7.75	(5,929,002)
已失效	**10.93**	**(430,000)**	10.32	(509,555)
於六月三十日／十二月三十一日	**11.37**	**31,337,239**	10.26	29,023,876

於期末尚未行使之購股權股份之屆滿日及行使價如下：

		購股權股份數目	
屆滿日	**每股購股權股份行使價(港元)**	**於二零零六年六月三十日**	於二零零五年十二月三十一日
行政人員購股權計劃			
二零零八年四月三十日	8.26	**2,131,613**	3,686,712
二零一零年一月十四日	8.82	**3,052,362**	3,682,900
二零一一年一月十四日	8.18	**894,264**	1,494,264
		6,078,239	8,863,876
新購股權計劃			
二零一二年五月二十八日	6.81	**2,070,000**	2,340,000
二零一五年四月二十七日	11.60	**16,109,000**	17,820,000
二零一六年六月十五日	14.60	**7,080,000**	—
		25,259,000	20,160,000

9. 股本

	股份數目 *(千股)*	金額		
		普通股股份	股份溢價	總額
法定股本				
－每股面值1港元之普通股股份				
於二零零五年十二月三十一日及二零零六年六月三十日	5,000,000	646,496	–	646,496
已發行及繳足股本				
－每股面值1港元之普通股股份				
於二零零六年一月一日	2,527,439	326,377	854,740	1,181,117
行使購股權				
－配發股份 *(附註(a))*	4,336	560	4,641	5,201
－轉撥自購股權儲備	–	–	519	519
可換股債券轉換時發行股份 *(附註(b))*	3,078	397	3,547	3,944
於二零零六年六月三十日	**2,534,853**	**327,334**	**863,447**	**1,190,781**
於二零零五年一月一日	2,404,292	310,588	719,011	1,029,599
行使購股權－配發股份	4,500	577	3,794	4,371
可換股債券轉換時發行股份	31,911	4,091	35,405	39,496
於二零零五年六月三十日	2,440,703	315,256	758,210	1,073,466
行使購股權－配發股份	1,429	183	1,337	1,520
可換股債券轉換時發行股份	85,307	10,938	95,193	106,131
於二零零五年十二月三十一日	2,527,439	326,377	854,740	1,181,117

(a) 本公司購股權持有人已行使下列根據行政人員購股權計劃及新購股權計劃按不同行使價授出之購股權股份：

	所發行購股權股份數目					
	按每股購股權股份8.26港元	按每股購股權股份8.82港元	按每股購股權股份8.18港元	按每股購股權股份6.81港元	按每股購股權股份11.60港元	總代價
於二零零六年						
二月	–	–	–	60,000	–	53
五月	1,141,099	570,538	600,000	150,000	1,061,000	4,219
六月	414,000	60,000	–	–	280,000	929
截至二零零六年六月三十日止六個月	**1,555,099**	**630,538**	**600,000**	**210,000**	**1,341,000**	**5,201**
截至二零零五年六月三十日止六個月	1,339,308	562,082	271,684	2,327,000	–	4,371
截至二零零五年十二月三十一日止年度	2,153,064	1,027,254	271,684	2,477,000	–	5,891

緊接購股權獲行使日期前之股份加權平均收市價為14.64港元。

7. **應收賬項、預付款項及按金**

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
貿易應收款	**47,631**	43,294
預付款項及按金	**106,995**	30,579
應收賬項	**34,099**	17,801
出售一家附屬公司部份權益之應收代價	**–**	39,488
	188,725	131,162

(a) 貿易及其他應收款之公平值與賬面值並無重大差異。

(b) 本集團之銷售主要以信用咭或按金作為付款形式，其餘數額一般有三十日付款信貸期。本集團訂有明確之信貸政策。貿易應收款之賬齡分析如下：

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
0 – 3個月	**44,822**	40,755
4 – 6個月	**1,544**	1,495
6個月以上	**1,265**	1,044
	47,631	43,294

由於本集團擁有眾多客戶分佈世界各地，故本集團之貿易應收款概無信貸集中風險。

8. **持作交易用途之金融資產**

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
權益證券，按市值		
於香港上市之股份	**37,177**	35,829
於香港以外上市之股份	**1,856**	1,941
	39,033	37,770

於香港上市之權益證券包括由泰國Shangri-La Hotel Public Company Limited（「SHPCL」）之一家全資附屬公司所持賬面值為22,620,000美元（二零零五年十二月三十一日：19,726,000美元）之本公司11,805,055股普通股股份（二零零五年十二月三十一日：11,805,055股）（「該等香格里拉亞洲股份」）。該等香格里拉亞洲股份佔本公司於二零零六年六月三十日已發行股本約0.5%（二零零五年十二月三十一日：0.5%），乃由該SHPCL之全資附屬公司於本公司於一九九九年年底購入其控股權益前所持有。本公司已承諾合理地致力促使SHPCL按市場情況出售全部該等香格里拉亞洲股份予獨立人士。鑑於該等香格里拉亞洲股份屬臨時持有性質，該等股份被列為持作交易用途之金融資產。

4. 資本支出

	投資物業	物業、廠房及設備	租賃土地及土地使用權	無形資產
於二零零六年一月一日期初賬面淨值	353,159	2,155,403	375,143	86,692
添置	1,638	268,830	5,006	958
匯兑差額	12,717	44,876	4,044	–
出售／商譽減值	(44)	(7,182)	–	(1,026)
分類歸入為按金	(43,668)	–	–	–
折舊／攤銷費用 *(附註16)*	–	(56,775)	(4,132)	(266)
於二零零六年六月三十日期末賬面淨值	**323,802**	**2,405,152**	**380,061**	**86,358**
於二零零五年一月一日期初賬面淨值(包括期初調整)	407,291	1,986,414	379,516	75,424
添置	68	122,495	3,099	367
匯兑差額	(5,776)	(19,281)	–	–
出售	(72)	(2,512)	–	–
折舊／攤銷費用 *(附註16)*	–	(49,506)	(3,706)	–
於二零零五年六月三十日期末賬面淨值	401,511	2,037,610	378,909	75,791

5. 可供出售之金融資產

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
權益證券：		
海外非上市股份，按成本	**1,916**	1,916
－匯兑差額	**(78)**	(175)
－減值虧損撥備	**(319)**	(319)
	1,519	1,422
會所債權證	**2,043**	–
	3,562	1,422

6. 其他應收款

	於 二零零六年 六月三十日	於 二零零五年 十二月三十一日
貸款予一家被管理酒店 *(附註(a))*	**3,761**	3,522

附註：

(a) 貸款為根據酒店管理合約規定授予一家位於澳洲由獨立第三者所擁有之被管理酒店之貸款。該等貸款以該間酒店物業作第二按揭為擔保並須依照固定償還時間表於二零一二年前悉數償還。除一筆指定金額2,000,000澳元(相等於1,542,000美元)之貸款須按倫敦銀行同業拆息加1%之年利率計息外，該等貸款皆為免息貸款。

計算免息部份之公平值而使用之實際年利率為5.74%。

3. 分部資料*(續)*

次要報告形式—業務分部
截至二零零六年六月三十日止六個月／於二零零六年六月三十日 *(百萬美元)*

	銷售額	分部業績	總資產	資本支出
酒店營運				
一房租	**243.5**			
一餐飲銷售	**173.9**			
一提供配套服務	**33.6**			
	451.0	**92.9**	**3,139.8**	**273.9**
酒店管理	**29.8**	**2.6**	**44.2**	**0.1**
物業租賃	**9.7**	**3.5**	**428.7**	**1.5**
抵銷	**(20.5)**	**–**	**(15.9)**	**–**
	470.0	**99.0**	**3,596.8**	**275.5**
於聯營公司之權益			**855.5**	**–**
未分配資產			**147.0**	**–**
無形資產			**86.3**	**–**
總額			**4,685.6**	**275.5**

截至二零零五年六月三十日止六個月 *(百萬美元)*

	銷售額	分部業績	總資產	資本支出
酒店營運				
一房租	199.1			
一餐飲銷售	145.2			
一提供配套服務	27.8			
	372.1	70.5		124.9
酒店管理	22.1	4.6		0.7
物業租賃	8.9	3.0		0.1
抵銷	(14.4)	–		–
	388.7	78.1		125.7
於聯營公司之權益				–
未分配資產				–
無形資產				–
總額				125.7

於二零零五年十二月三十一日 *(百萬美元)*

	總資產
酒店營運	2,861.2
酒店管理	38.9
物業租賃	418.8
抵銷	(16.3)
	3,302.6
於聯營公司之權益	790.5
未分配資產	83.3
無形資產	86.7
總額	4,263.1

3. 分部資料 *(續)*

主要報告形式－地區分部(續)

分部收益表
截至二零零五年六月三十日止六個月 *(百萬美元)*

	中華人民共和國 香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	86.7	116.0	51.2	56.6	24.1	34.8	19.3	–	388.7
內部分部間銷售	2.6	4.8	3.0	1.5	1.1	1.0	0.4	(14.4)	–
總額	89.3	120.8	54.2	58.1	25.2	35.8	19.7	(14.4)	388.7
業績									
分部業績	12.1	21.2	9.1	14.8	8.7	6.3	5.9	–	78.1
利息收入									1.8
股息收入									0.7
持作交易用途之金融資產之已實現及未實現收益淨額									2.1
衍生金融工具公平值收益－利率掉期合約									0.6
未分配企業支出									(4.7)
出售於聯營公司之權益之虧損									(2.9)
經營溢利									75.7
融資費用									(14.4)
應佔聯營公司溢利	–	20.7	–	0.8	–	0.7	0.6	–	22.8
未計所得稅前溢利									84.1
物業、廠房及設備折舊	(6.1)	(19.3)	(8.3)	(6.5)	(3.8)	(4.2)	(1.2)	–	(49.4)
租賃土地及土地使用權攤銷	(0.9)	(2.5)	–	–	–	(0.1)	(0.2)	–	(3.7)
資本支出，不包括無形資產	9.2	86.5	15.2	1.1	2.1	4.6	7.0	–	125.7

分部資產負債表
於二零零五年十二月三十一日 *(百萬美元)*

	中華人民共和國 香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
於聯營公司之權益	–	669.7	–	62.7	–	23.3	34.8	–	790.5
未分配資產									83.3
無形資產									86.7
總資產									4,263.1
分部負債	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
未分配負債									(1,400.0)
總負債									(1,632.9)

3. 分部資料 *(續)*

主要報告形式－地區分部

分部收益表
截至二零零六年六月三十日止六個月 *(百萬美元)*

	中華人民共和國								
	香港	中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	102.4	153.6	58.3	66.0	27.4	41.3	21.0	–	470.0
內部分部間銷售	3.6	8.5	3.7	1.7	1.3	1.2	0.5	(20.5)	–
總額	106.0	162.1	62.0	67.7	28.7	42.5	21.5	(20.5)	470.0
業績									
分部業績	10.1	33.8	12.2	19.4	10.6	8.4	4.5	–	99.0
利息收入									4.2
股息收入									0.5
持作交易用途之金融資產之已實現及未實現收益淨額									8.1
衍生金融工具公平值收益－利率掉期合約									19.5
未分配企業支出									(10.5)
收購一家附屬公司額外權益之資產淨值超逾成本之差額									0.7
商譽減值									(1.0)
經營溢利									120.5
融資費用									(15.4)
應佔聯營公司溢利	–	9.8	–	0.7	–	0.9	–	–	11.4
未計所得稅前溢利									116.5
物業、廠房及設備折舊	(6.6)	(24.6)	(9.1)	(6.4)	(4.0)	(4.5)	(1.5)	–	(56.7)
租賃土地及土地使用權攤銷	(1.0)	(2.8)	–	(0.1)	–	(0.1)	(0.1)	–	(4.1)
資本支出，不包括無形資產	2.9	107.8	13.2	6.8	5.9	8.8	130.1	–	275.5

分部資產負債表
於二零零六年六月三十日 *(百萬美元)*

	香港	中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	280.0	1,483.8	421.7	643.6	178.0	353.3	252.3	(15.9)	3,596.8
於聯營公司之權益	–	729.3	–	66.3	–	25.2	34.7	–	855.5
未分配資產									147.0
無形資產									86.3
總資產									4,685.6
分部負債	(50.4)	(91.9)	(25.8)	(19.3)	(11.6)	(16.6)	(17.2)	15.9	(216.9)
未分配負債									(1,707.4)
總負債									(1,924.3)

3. 分部資料

主要報告形式－地區分部

本集團於全球範圍之經營可劃分為六個主要區域：

香港	－擁有、營運及管理酒店
中國國內	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
菲律賓	－擁有、營運及管理酒店
新加坡	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
泰國	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
馬來西亞	－擁有、營運及管理酒店、擁有及營運高爾夫球會所 －擁有及出租辦公室、商舖及服務式公寓
其他國家	－擁有、營運及管理酒店

次要報告形式－業務分部

本集團於全球範圍之組織可劃分為三個主要業務分部：

酒店營運	－擁有及經營酒店業務
酒店管理	－提供酒店管理及相關服務
物業租賃	－擁有及出租辦公室、商舖及服務式公寓

簡明綜合中期財務報表附註

(除另有說明者外，所有金額均以千美元為單位)

1. 一般資料

香格里拉(亞洲)有限公司(「本公司」)及其附屬公司(合稱「本集團」)擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。

本公司為一家於百慕達註冊成立之有限公司。註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司於香港聯合交易所有限公司主板作第一上市及於新加坡證券交易所有限公司作第二上市。

2. 編製基準及會計政策

此截至二零零六年六月三十日止六個月之未經審核簡明綜合中期財務報表乃根據由香港會計師公會頒佈之香港會計準則34「中期財務報告」而編製。

此簡明綜合中期財務報表須與二零零五年之全年財務報表一併閱讀。編製此簡明綜合中期財務報表所採用之會計政策及計算方法與截至二零零五年十二月三十一日止年度之全年財務報表所採用者一致並新加下列與本集團之營運有關，並必須於截至二零零六年十二月三十一日止財政年度採用之準則及詮釋之修訂：

香港會計準則21修訂	外幣匯率變動之影響 一海外業務之投資淨額
香港會計準則39修訂	金融資產及金融負債之臨時及初步確認 預測集團間交易之現金流量對沖會計處理 公平值期權
香港會計準則39及香港財務報告準則4修訂	金融工具：確認及計量及保險合約 一財務擔保合約
香港財務報告準則一詮釋4	釐定一項安排是否包含租賃

此等準則及詮釋之修訂對本集團之會計政策並無產生重大影響。

下列新準則、準則及詮釋之修訂與營運有關，惟於二零零六年並未生效且並無提前採用：

香港財務報告準則1修訂	資本披露
香港財務報告準則7	金融工具：披露
香港(國際財務報告詮釋委員會)一詮釋8	香港財務報告準則2之範圍
香港(國際財務報告詮釋委員會)一詮釋9	重新評估嵌入式衍生工具

本集團相信採用以上之新準則、準則及詮釋之修訂並不會對本集團之會計政策造成重大變動，惟香港財務報告準則1修訂及香港財務報告準則7所規定之額外披露除外。

簡明綜合中期現金流量報表

(所有金額均以千美元為單位)

	截至六月三十日止六個月	
	二零零六年 未經審核	二零零五年 未經審核
經營業務之現金流：	**82,156**	58,412
投資業務之現金流：		
－購買物業、廠房及設備；投資物業及土地使用權	**(269,592)**	(122,460)
－出售物業、廠房及設備所得款項	**760**	591
－收購一家附屬公司之額外權益	**(2,520)**	–
－出售一家聯營公司權益所得款項	**–**	14,341
－其他投資現金流－淨額	**(44,029)**	10,160
投資業務所用之現金淨額－淨額	**(315,381)**	(97,368)
融資活動之現金流：		
－已付股息	**(41,579)**	(37,134)
－借款增加淨額	**318,873**	104,844
－其他融資現金流－淨額	**12,186**	4,371
融資活動之現金流－淨額	**289,480**	72,081
現金及現金等價物及銀行透支增加淨額	**56,255**	33,125
於一月一日之現金及現金等價物及銀行透支	**266,985**	186,727
於六月三十日之現金及現金等價物及銀行透支	**323,240**	219,852
現金及現金等價物及銀行透支分析		
銀行及手頭現金	**122,488**	104,804
短期銀行存款	**201,767**	115,326
現金及現金等價物	**324,255**	220,130
銀行透支	**(1,015)**	(278)
	323,240	219,852

簡明綜合中期權益變動表
(所有金額均以千美元為單位)

		未經審核				
		本公司權益持有人應佔				
	附註	股本	其他儲備	保留盈利	少數股東權益	總額
於二零零五年一月一日結餘		1,029,599	948,550	171,851	187,719	2,337,719
貨幣匯兌差額		–	(23,649)	–	(2,592)	(26,241)
直接確認於權益中之支出淨額		–	(23,649)	–	(2,592)	(26,241)
本期溢利		–	–	60,553	5,924	66,477
截至二零零五年六月三十日止六個月之已確認收入／(支出)總額		–	(23,649)	60,553	3,332	40,236
可換股債券轉換時發行股份－權益部份	9	39,496	(3,798)	–	–	35,698
行使購股權－配發股份	9	4,371	–	–	–	4,371
授予購股權－僱員服務價值		–	868	–	–	868
派付二零零四年度末期股息		–	–	(30,878)	–	(30,878)
已付予少數股東之股息及購自少數股東之權益		–	–	–	(8,209)	(8,209)
		43,867	(2,930)	(30,878)	(8,209)	1,850
於二零零五年六月三十日結餘		1,073,466	921,971	201,526	182,842	2,379,805
於二零零六年一月一日結餘		1,181,117	940,569	259,351	249,177	2,630,214
貨幣匯兌差額		–	53,628	–	7,963	61,591
直接確認於權益中之收入淨額		–	53,628	–	7,963	61,591
本期溢利		–	–	82,006	7,381	89,387
截至二零零六年六月三十日止六個月之已確認收入總額		–	53,628	82,006	15,344	150,978
可換股債券轉換時發行股份－權益部份	9	3,944	(439)	–	–	3,505
行使購股權－配發股份	9	5,201	–	–	–	5,201
行使購股權－從購股權儲備轉撥至股份溢價	9	519	(519)	–	–	–
授予購股權－僱員服務價值		–	2,024	–	–	2,024
派付二零零五年度末期股息		–	–	(32,690)	–	(32,690)
已付少數股東之股息及購自少數股東之權益		–	–	–	(7,475)	(7,475)
少數股東注入權益		–	–	–	9,656	9,656
應付少數股東之權益貸款之變動淨額		–	–	–	(118)	(118)
		9,664	1,066	(32,690)	2,063	(19,897)
於二零零六年六月三十日結餘		**1,190,781**	**995,263**	**308,667**	**266,584**	**2,761,295**

簡明綜合中期收益表

(所有金額均以千美元為單位)

	附註	截至六月三十日止六個月 二零零六年 未經審核	 二零零五年 未經審核
銷售額	3	**469,976**	388,711
銷貨成本	16	**(183,136)**	(153,626)
毛利		**286,840**	235,085
其他收益一淨額	17	**32,102**	3,006
市場推廣費用	16	**(17,230)**	(15,933)
行政開支	16	**(38,545)**	(32,169)
其他經營開支	16	**(142,722)**	(114,311)
經營溢利		**120,445**	75,678
融資費用	18	**(15,383)**	(14,381)
應佔聯營公司溢利	19	**11,408**	22,849
未計所得稅前之溢利		**116,470**	84,146
所得稅開支	20	**(27,083)**	(17,669)
期內溢利		**89,387**	66,477
應佔：			
本公司權益持有人		**82,006**	60,553
少數股東權益		**7,381**	5,924
		89,387	66,477
期內本公司權益持有人應佔溢利之每股盈利 (以每股美仙列示)			
一基本	21	**3.241**	2.514
一攤薄	21	**3.237**	2.510
股息	22	**42,569**	32,381

簡明綜合中期資產負債表（續）
（所有金額均以千美元為單位）

	附註	於 二零零六年 六月三十日 未經審核	二零零五年 十二月三十一日 經審核
負債			
非流動負債			
銀行貸款	*11*	**847,317**	931,209
可換股債券	*12*	**56,370**	59,166
衍生金融工具	*13*	**–**	1,299
欠少數股東之款項	*14*	**17,890**	20,539
遞延所得稅負債		**206,324**	202,225
		1,127,901	1,214,438
流動負債			
應付賬項及應計項目	*15*	**211,198**	231,796
欠少數股東之款項	*14*	**14,267**	18,557
當期所得稅負債		**21,383**	15,186
銀行貸款及透支	*11*	**549,495**	152,644
衍生金融工具	*13*	**48**	232
		796,391	418,415
負債總額		**1,924,292**	1,632,853
權益及負債總額		**4,685,587**	4,263,067
流動（負債）／資產淨額		**(192,653)**	73,666
資產總額減流動負債		**3,889,196**	3,844,652

簡明綜合中期資產負債表

(所有金額均以千美元為單位)

	附註	於二零零六年六月三十日 未經審核	於二零零五年十二月三十一日 經審核
資產			
非流動資產			
物業、廠房及設備	4	**2,405,152**	2,155,403
投資物業	4	**323,802**	353,159
租賃土地及土地使用權	4	**380,061**	375,143
無形資產	4	**86,358**	86,692
於聯營公司之權益		**855,462**	790,466
遞延所得税資產		**4,795**	5,179
可供出售之金融資產	5	**3,562**	1,422
衍生金融工具	13	**18,896**	–
其他應收款	6	**3,761**	3,522
		4,081,849	3,770,986
流動資產			
存貨		**20,899**	20,711
應收賬項、預付款項及按金	7	**188,725**	131,162
應收聯營公司款項		**30,826**	26,364
持作交易用途之金融資產	8	**39,033**	37,770
現金及現金等價物		**324,255**	276,074
		603,738	492,081
資產總額		**4,685,587**	4,263,067
權益			
本公司權益持有人應佔股本及儲備			
股本	9	**1,190,781**	1,181,117
其他儲備	10	**995,263**	940,569
保留盈利			
－擬派中期／末期股息	22	**42,569**	32,639
－其他		**266,098**	226,712
		2,494,711	2,381,037
少數股東權益		**266,584**	249,177
權益總額		**2,761,295**	2,630,214

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話:(852) 2289 8888
傳真:(852) 2810 9888

獨立審閱報告

致香格里拉(亞洲)有限公司董事會

(在百慕達註冊成立的有限公司)

引言

本所已按　貴公司指示，審閱第4頁至第25頁所載的中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，綜合簡明中期財務報表的編制須符合香港會計師公會頒佈的香港會計準則第34號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而該報告亦已經董事會批准。

本所之責任是根據審閱之結果，對中期財務報告出具獨立結論，並按照雙方所協定的應聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的聘用」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對中期財務報告進行分析程序，然後根據結果評估　貴公司之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零六年六月三十日止六個月的中期財務報告作出重大修訂之事項。

羅兵咸永道會計師事務所
執業會計師

香港，二零零六年九月一日

香格里拉（亞洲）有限公司（「本公司」）之董事會欣然公佈本公司及其附屬公司（「本集團」）與其聯營公司截至二零零六年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港核數準則700「審閱中期財務報告的聘用」作出審閱， 並經由董事會之審核委員會審閱。核數師之審閱報告載於第3頁。

截至二零零六年六月三十日止六個月之本公司權益持有人應佔綜合溢利由上年度同期之60,600,000美元（每股2.514美仙）增至82,000,000美元（每股3.241美仙）。

綜合資產淨值（權益總額）從二零零五年十二月三十一日之2,630,200,000美元（每股1.04美元）增至二零零六年六月三十日之2,761,300,000美元（每股1.09美元）。本集團之借款淨額（銀行貸款、透支及可換股債券之總額減現金及現金等價物）與權益總額比率從二零零五年十二月三十一日之33.0%增加至二零零六年六月三十日之40.9%。

董事會已宣佈派發二零零六年之中期股息每股**13港仙**（二零零五年：每股10港仙），將於二零零六年十月十一日（星期三）派發予在二零零六年九月二十九日（星期五）名列本公司股東名冊內之股東。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

2006中期報告

股份代號: 69